NO Act

NO
12-20-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13003962

DIVISION OF
CORPORATION FINANCE

January 8, 2014



Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-8-14

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated December 20, 2013

Dear Mr. Levoff:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Apple by James McRitchie. We also have received a letter on the proponent's behalf dated January 5, 2014. On December 17, 2013, we issued our response expressing our informal view that Apple could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have requested that the Commission review our December 17, 2013 response.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2014

Ms. Elizabeth M. Murphy, Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Mr. Jonathan Ingram, Acting Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Regarding Company Proxy's Request for Commission Review of Staff No-Action Letter**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the Company Proxy's Request for Commission Review of Staff No-Action Letter concerning this rule 14a-8 proposal (December 20, 2013).

Attached is a copy of the envelop that forwarded the Request for Commission Review of Staff No-Action Letter to the undersigned. It is from Morrison & Foerster.

Thus it appears to be a Request for Commission Review – by the proxy Morrison & Foerster.

If the company interpretation of Rule 14a-8 regarding "shareholder" and "company" is applied equally – then it outlaws the decades-long practice by hundreds of companies of submitting thousands of no action requests by proxy.

Rule 14a-8 -- Proposals of Security Holders states:
"Question 10: What procedures must the **company** follow if it intends to exclude my proposal? If the **company** intends to exclude a proposal from its proxy materials, it [the **company**] must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." (Emphasis added)

Thus the company proxy's argument (applied equally) would seem to be that only companies can submit no action requests and appeal Staff Reply Letters.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law



December 20, 2013

Elizabeth M. Murphy, Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Jonathan Ingram, Acting Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Commission Review of Staff No-Action Letter
Apple Inc. (December 17, 2013)

Ladies and Gentlemen:

I write on behalf of Apple Inc. (the "***Company***") to request, pursuant to 17 C.F.R. § 202.1(d), that the U.S. Securities and Exchange Commission (the "***Commission***") review the December 17, 2013 letter (the "***Letter***") the staff (the "***Staff***") of the Division of Corporation Finance (the "***Division***") issued to the Company. Because the Company plans to file its preliminary proxy materials pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 (the "***Exchange Act***") on December 27, 2013, the Company respectfully requests expedited review of this matter.

In letters dated October 18, 2013 and November 13, 2013 the Company sought confirmation that the Staff would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Exchange Act, the Company omitted from its proxy materials for its 2014 Annual Meeting of Stockholders (the "***2014 Proxy Materials***") a shareholder proposal on director nominations submitted by John Chevedden ("***Chevedden***") purportedly on behalf of James McRitchie ("***McRitchie***"). In the Letter, the Staff denied the Company's request. A copy of the Letter, together with copies of all of the correspondence to the Staff regarding the proposal is attached hereto as Exhibit A.

Recently, in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young* (Civil Action 4:13-CV-00176-KPE) ("***Waste Connections v. Chevedden***"), the United States District Court for the Southern District of Texas issued a declaratory judgment holding that Waste Connections, Inc. could omit a proposal submitted by Chevedden, purportedly on behalf of McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Virtually identical facts are presented here by Chevedden's effort to submit a proposal purportedly on McRitchie's behalf, and the same result should follow.

Nonetheless, the Staff issued the Letter under Rules 14a-8(b), 14a-8(e)(2), and 14a-8(f), indicating it could not concur with the Company's view that it could exclude the proposal, on the erroneous grounds that Chevedden had properly submitted the proposal on McRitchie's behalf.

**Apple**
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

**The Basis and Merits of the Request for Commission Review**

Pursuant to 17 C.F.R. § 202.1(d), the Staff, upon request or on its own motion may present questions to the Commission "which involve matters of substantial importance and where the issues are novel or highly complex." The issue presented in the Company's no-action request and the Staff's response in the Letter meets the standard for Commission review. The Commission has long held that only a company's stockholders may utilize Rule 14a-8 to submit proposals for inclusion in proxy materials. The rule does not authorize a non-stockholder to act as a proxy to submit a proposal purportedly on a stockholder's behalf, particularly in the current situation in which that "proxy" is generic and makes no reference to any specific proposal.

*Waste Connections v. Chevedden* involved both Chevedden and McRitchie and the identical proxy at issue here. In *Waste Connections v. Chevedden*, Waste Connections argued in its complaint and summary judgment motion that the proposal could be omitted on several grounds, including that (a) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (b) Chevedden failed to sufficiently demonstrate that McRitchie or another shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (c) Chevedden failed to demonstrate he was a shareholder who met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement. The District Court entered an order denying Chevedden's motion to dismiss and granting summary judgment in favor of Waste Connections, finding "there is no genuine dispute as to the material facts." The Staff's reasoning in, and issuance of, the Letter is both novel and of substantial importance in that it creates significant uncertainty for issuers regarding their obligations under Rule 14a-8.

In support of its request, the Company incorporates by reference the detailed arguments on the merits set forth in its prior letters.

The Company respectfully requests, in light of the substantial importance and novel and highly complex issues presented by the District Court's decision in *Waste Connections v. Chevedden* and the provisions of Rule 14a-8, that the Commission review and confirm Rule 14a-8 does not permit a person to submit "shareholder proposals by proxy" and the Company may exclude the proposal from its 2014 Proxy Materials.

Sincerely,



Gene D. Levoff
Associate General Counsel, Corporate Law

cc: Mary Jo White, Chair
Luis A. Aguilar, Commissioner
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Michael S. Piwowar, Commissioner
Marty Dunn, Morrison & Foerster LLP
John Chevedden

Exhibit A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated October 18, 2013

Dear Mr. Levoff:

This is in response to your letters dated October 18, 2013 and November 13, 2013 concerning the shareholder proposal submitted to Apple by James McRitchie. We also have received letters on the proponent's behalf dated November 3, 2013, November 10, 2013, November 13, 2013, November 17, 2013, November 20, 2013, November 24, 2013, November 25, 2013, November 26, 2013, December 10, 2013 and December 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2013

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Apple Inc.
Incoming letter dated October 18, 2013

The proposal relates to director nominations.

We are unable to concur in your view that Apple may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of James McRitchie, the proponent, and a written statement was provided to Apple verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(e)(2). In this regard, we note that Apple received the proposal prior to the deadline for the receipt of shareholder proposals. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 10 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The company fails to reconcile the established practice of a "lead filer" in relation to its attempt to attempt to restrict investors' right to free association when cooperating to file rule 14a-8 proposals. A "lead filer" was recognized in SLB 14F, October 18, 2011 (attached).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a**

to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

December 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 9 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The company cites:
§240.14a-8 Shareholder proposals.

Yet the company fails to acknowledge that the above section is preceded by this text:
Final Rule:
Amendments to Rules on Shareholder Proposals

SECURITIES AND EXCHANGE COMMISSION

17 CFR Part 240

Release No. 34-40018; IC-23200; File No. S7-25-97

RIN 3235-AH20

Amendments to Rules on Shareholder Proposals

AGENCY: Securities and Exchange Commission

ACTION: Final Rule

SUMMARY: The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on shareholder proposals. The amendments recast rule 14a-8 into a Question & Answer format that both shareholders and companies should find easier to follow, and make other modifications to existing interpretations of the rule.

The company failed to explain how text intended to be "easier to follow" would be by its own nature intended to establish definitions of who a shareholder is for purposes of submitting a shareholder proposal and what a company is as far as asking for exclusion of a shareholder proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law





U.S. Securities and Exchange Commission

# Final Rule: Amendments to Rules on Shareholder Proposals

**SECURITIES AND EXCHANGE COMMISSION**

**17 CFR Part 240**

**Release No. 34-40018; IC-23200; File No. S7-25-97**

**RIN 3235-AH20**

**Amendments to Rules on Shareholder Proposals**

**AGENCY: Securities and Exchange Commission**

**ACTION: Final Rule**

**SUMMARY:** The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on shareholder proposals. The amendments recast rule 14a-8 into a Question & Answer format that both shareholders and companies should find easier to follow, and make other modifications to existing interpretations of the rule. We are also amending rule 14a-4 to provide clearer ground rules for companies' exercise of discretionary voting authority, and making related amendments to rule 14a-5.

**EFFECTIVE DATE:** The amendments are effective (30 days after publication in the Federal Register).

**FOR FURTHER INFORMATION CONTACT:** Frank G. Zarb, Jr., or Sanjay M. Shirodkar, Division of Corporation Finance, at (202) 942-2900, or Doretha M. VanSlyke, Division of Investment Management, at (202) 942-0721, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

**SUPPLEMENTARY INFORMATION:** The Commission is adopting amendments to rules 14a-8 [1], 14a-4 [2], and 14a-5 [3] under the Securities Exchange Act of 1934 (the "Exchange Act"). [4]

## I. Executive Summary

With modifications, we are adopting some of the amendments to our rules on shareholder proposals that we initially proposed on September 18, 1997. [5] As explained more fully in this release, we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public. [6]

Our proposed changes evoked considerable public controversy, as have our earlier efforts to reform these rules. Some shareholders and companies expressed overall support for our proposals. [7] Certain of our proposals, however, were viewed as especially controversial, and generated strong comments in favor, as well as heavy opposition. [8]

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 8 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

Please see:
Ameriprise Financial, Inc. (December 21, 2012)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

December 21, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Ameriprise Financial, Inc.
Incoming letter dated December 7, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Ameriprise may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Ameriprise may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Ameriprise may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Ameriprise may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 7 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The company does not address an equal application of its interpretation of 17 CFR 240.14a-8 Shareholder proposals. For instance Question 10 states, "What procedures must the company follow if it intends to exclude my proposal?"

Question 10 says nothing about authorizing an outside firm to act for a company under Rule 14a-8. Yet there are thousands of outside firm letters accessible at
http://www.sec.gov/divisions/corpfin/cf-noaction/2013_14a-8.shtml
that show that companies routinely use outside firms under Rule 14a-8.

The company did not provide any evidence of regulatory intent under Rule 14a-8 to give companies unlimited access to outside firms to act in their behalf while the retail shareholder must purportedly rely only upon himself.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 6 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The company does not explain how it might take the liberty to conclude that Mr. James McRitchie is not the proponent when the first words at the conclusion of the proposal are:
"Notes:
"James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal."

In spite of the words "James McRitchie ... sponsored this proposal," the company even claims that Mr. McRitchie's submittal format would allow any eligible shareholder to be sought out to "rescue" the proposal (October 18, 2013 letter, page 5, paragraph 2).

In spite of the words "James McRitchie ... sponsored this proposal," the company does not even send a letter to Mr. McRitchie asking him to address any purported defects.

The company argument appears to be equivalent to a company claiming that when a proposal is sponsored by 2 proponents that a company need only notify one proponent of any purported defect within 14-days.

The company clearly did not notify Mr. McRitchie of any purported defect within the mandated 14-days and is thus not entitled to any consideration of the other issues in its no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The company submitted no evidence from the 900-pages of the Waste Connections case that the Court was fully aware of the company obligation under rule 14a-8 to follow certain procedural steps within certain time limits to notify a proponent of any purported defect and whether Waste Connections was in compliance with its obligation in order to demand relief.

The company submitted no evidence from the 900-pages of the Waste Connections case that the Court reviewed in detail the proponent's response to the company's procedural objections.

Waste Connections failed to first utilize the no action process to vet its no action claims in a specialized procedural area that the Staff has a wealth of experience and precedents to rely on.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The footnote on page 3 of the company October 18, 2013 letter is in effect a company admission that it has included no page from the 900-pages of the Waste Connections case to highlight any particular procedural step that the Court found critical to its 2-page June 3, 2013 Court Order.

On page 4 of its letter the company began a paragraph with, "As noted in *Waste Connections ...*" as though the Court reaffirmed every claim Waste Connections made in its 900-page case.

On page 5 the company gratuitously says that SLB 14 states the proponent is responsible for proving his eligibility. However it is clear that SLB 14 does not state that the proponent must do 100% of the work to prove his edibility. SLB 14 does not state that the proponent must write the letter to prove his stock ownership. SLB 14 does not prohibit the broker from forwarding its letter directly to the company.

The company interpretation on page 6 of how shareholders are entitled to submit proposals is not backed up by any no action precedent. The company does not reconcile its view with the practice that may have been in use as far back as the 1970s of co-filers giving all their paperwork to one party to in turn submit a proposal.

Why does the company resort to implying that the proposal was only sent by email? Why can't the company acknowledge that it received the proposal also by fax?

On page 7 the company is now disingenuous in claming that its September 13, 2013 letter stating the rules of the SEC require a response to its letter within in 14-days correcting all procedural deficiencies described in its letter would purportedly not apply to adding to the originally submitted evidence that Mr. McRitchie was the proponent of his proposal because following the company-cited 14-day rule could arguable make any 14-day response untimely.

The company September 13, 2013 letter was also defective because it was not sent to Mr. McRitchie and it makes no request that Mr. McRitchie provide verification of his stock

ownership. The company does not explain why its September 13, 2013 letter ignores the words that immediately following the last words of the proposal:
"Notes:
"James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal."

Additionally Waste Connections failed to first utilize the no action process to vet its no action claims in a procedural area that the Staff has a wealth of experience and precedents to rely on.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 13, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

Attached is the June 3, 2013 Court Order in the Waste Connections case. The company has not explained how it can be determined which of the many issues raised by Waste Connections was the critical basis for this 2-page June 3, 2013 Court Order. The Court had 2-months to prepare this Order after its April 4, 2013 Minute Entry and the Court Order is only 2-pages!

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

Reference:
04/04/2013
Minute Entry for proceedings held before Judge Keith P Ellison. MOTION HEARING held on 4/4/2013. The Court DENIES 11 MOTION to Dismiss and GRANTS 15 MOTION for Summary Judgment. Appearances: Patrick Shea, Jeff G Hammel, Defts John Chevedden and James McRitchie. (Court Reporter: C. Barron), filed.(kpicota, ) (Entered: 04/04/2013)

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

| | |
|---|---|
| WASTE CONNECTIONS, INC.,<br><br>Plaintiff,<br><br>v.<br><br>JOHN CHEVEDDEN,<br>JAMES McRITCHIE and<br>MYRA K. YOUNG,<br><br>Defendants. | Civil Action: 4:13-CV-00176-KPE |

**ORDER DENYING DEFENDANTS' MOTION TO DISMISS AND GRANTING PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT**

On April 4, 2013, the Court held a hearing on (i) the motion to dismiss filed by Defendants John Chevedden, James McRitchie, and Myra K. Young on February 1, 2013 (ECF No. 11), and (ii) the motion for summary judgment filed by Plaintiff Waste Connections, Inc. ("WCN") on February 22, 2013 (ECF No. 15).

The Court has considered the parties' briefing on Defendants' motion to dismiss, as well as the arguments presented at the April 4, 2013 hearing. The Court finds that WCN has standing to pursue the declaratory relief it seeks and that Defendants' motion to dismiss should be DENIED.

WCN's motion for summary judgment is unopposed. Having considered WCN's motion for summary judgment, including its supporting evidence, the Court concludes that WCN has met its burden of demonstrating that there is no genuine dispute as to the material facts. The Court therefore finds that WCN's motion for summary judgment should be GRANTED.

Accordingly, it is ORDERED that Defendants' Motion is DENIED and WCN's Motion is GRANTED.

Therefore, it is ORDERED that the shareholder proposals submitted to WCN by Defendants on November 27, 2012, and December 6, 2012, may be excluded from WCN's proxy statement pursuant to 17 C.F.R. § 240.14a-8.

Signed at Houston, Texas on 3 June, 2013.



United States District Judge



1934 Act/Rule 14a-8

November 13, 2013

*VIA EMAIL (shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Exclusion of Shareholder Proposal of John Chevedden
Entitled "Proxy Access for Shareholders"
Pursuant to Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter concerns the request dated October 18, 2013 (the ***"Initial Request Letter"***) submitted on behalf of Apple Inc., a California corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal entitled "Proxy Access for Shareholders" and accompanying supporting statement (together, the ***"Proposal"***) submitted by John Chevedden (***"Chevedden"***), purportedly on behalf of James McRitchie (***"McRitchie"***), from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

On November 3, 2013, Chevedden submitted a letter to the Staff (the ***"First Proponent Letter"***), asserting his view that the Proposal must be included in the 2014 Proxy Materials. On November 10, 2013, Chevedden submitted an additional letter informing the Staff that the decision in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) (***"Waste Connections v. Chevedden"***) is under appeal in the United States Court of Appeals for the 5th Circuit (the ***"Second Proponent Letter"*** and, together with the First Proponent Letter, the ***"Proponent Letters"***). Copies of the First Proponent Letter and Second Proponent Letter are attached hereto as Exhibit A and Exhibit B, respectively.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

The Company submits this letter to supplement the Initial Request Letter and respond to arguments made in the Proponent Letters. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

*I. BACKGROUND*

The Proposal relates to the implementation of a process to provide for proxy access for shareholders and was received by the Company on September 5, 2013. *See* Exhibit A to the Initial Request Letter. In the Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal in reliance on (i) Rule 14a-8(f), because Chevedden did not provide proof of ownership within 14 days of receiving proper notice of the requirement for such from the Company, and (ii) Rule 14a-8(e)(2), because the Company did not receive evidence of McRitchie's authorization for Chevedden to submit the Proposal on McRitchie's behalf until after the Company's Rule 14a-8(e) deadline.

The Initial Request Letter set forth an analysis of *Waste Connections v. Chevedden*, in which the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc. ("*Waste Connections*") could omit a proposal submitted by Chevedden, purportedly on behalf of McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. The Initial Request Letter also provides an analysis of the insufficiency of McRitchie's purported "proxy" to Chevedden, dated September 5, 2013, as support for the conclusion that Chevedden is the true proponent of the Proposal.

Because the Company believes Rule 14a-8 does not permit a "proxy" to submit a proposal on behalf of a shareholder and because the Company was not provided sufficient evidence that Chevedden had authorization from McRitchie to submit the Proposal on his behalf before the Rule 14a-8(e) deadline, the Company provided timely notice to Chevedden of its view that he was the true proponent of the Proposal and the requirement that he demonstrate his eligibility under Rule 14a-8(b) to submit the Proposal to the Company. *See* Exhibit C to the Initial Request Letter. On September 23, 2013, Chevedden responded to the Company's notice by providing a new letter from McRitchie purporting to "confirm" that McRitchie is the sole proponent of the Proposal, but provided no evidence that he is a Company shareholder. *See* Exhibit D to the Initial Request Letter.

The First Proponent Letter asserts that McRitchie is the sole proponent of the Proposal, as demonstrated by letters, purportedly from McRitchie, submitted to the Company on September 5 and September 23. The First Proponent Letter dismisses the precedential value of *Waste Connections v. Chevedden* based on a statement in a "popular Shareholder Proposals Handbook" regarding the author's view on the "attraction" of seeking judicial review of a shareholder proposal's compliance with Rule 14a-8. The First Proponent Letter concludes with the assertion that McRitchie knew the Proposal's subject matter because it was posted on a website before the Company's deadline for receipt of shareholder proposals and that the Company has failed to submit any evidence that Chevedden submitted the Proposal without McRitchie's knowledge.

*II. EXCLUSION OF THE PROPOSAL*

*A. The First Proponent Letter Fails in its Attempt to Refute the Analysis and Conclusions Set Forth in the Initial Request Letter*

As asserted in the Initial Request Letter, and supported by the District Court's decision in *Waste Connections v. Chevedden*, Rule 14a-8 does not authorize a person to act as a proxy to submit a proposal on a shareholder's behalf. The First Proponent Letter erroneously asserts, "Apple fails to cite anything in Rule 14a-8 which prohibits such common delegation." In fact, the Initial Request Letter provides an analysis substantially similar to that presented to the court in *Waste Connections v. Chevedden*. The analysis notes that paragraph (h) of Rule 14a-8 is the only section of the rule authorizing a shareholder to designate a representative to act on his or her behalf, permitting such designation for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain any language suggesting a non-shareholder may submit a proposal for inclusion in a company's proxy materials or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting to allow that other person to submit a proposal.

The First Proponent Letter goes on to note, "as clearly stated in his letter of September 5, 2013, which accompanied Mr. McRitchie's proposal, Mr. Chevedden is authorized to submit the *proxy access proposal* on Mr. McRitchie's behalf" (emphasis added). This is not an accurate statement. The September 5 letter stated only "My [(*i.e.*, McRitchie's)] proposal is for the next annual meeting." As was true with the "proxy" provided by McRitchie to Chevedden at issue in *Waste Connections v. Chevedden*, the September 5 letter was silent as to the proposal's subject matter and provided no indication that McRitchie was even aware of the topic of the proposal he was purportedly "authorizing" Chevedden to submit on his behalf. In fact, the Company did not receive evidence that McRitchie had "authorized" Chevedden to submit a proxy access proposal until September 23, more than two weeks after the Company's deadline for the receipt of shareholder proposals.

The First Proponent Letter further states, "As of September 9, 2013, there were no deficiencies in the proposal package." Again, this statement is not accurate. A detailed analysis of the deficiencies concerning (i) the submission of a "proxy proposal by proxy" and (ii) the September 5 "proxy" from McRitchie to Chevedden were set forth in the Initial Request Letter and were conveyed to Chevedden in the Company's deficiency notice, dated September 13, 2013. In response to that notice, Chevedden attempted to "cure" the second deficiency noted above by providing a new letter from McRitchie dated September 23, 2013, "confirming" that McRitchie was the sole proponent of "the proxy access proposal dated September 5, 2013."

Finally, the First Proponent Letter notes that Rule 14a-8(g) places the burden on a company to demonstrate it is entitled to exclude a proposal. However, Staff Bulletin 14 (July 13, 2001) (*"SLB 14"*) clarifies that Rule 14a-8(b)(1) requires, in part, that when the shareholder is not a record holder, the shareholder "is responsible *for proving his or her eligibility to submit a proposal* to the company" (emphasis added). As such, before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b) requires, and a company is entitled to, a higher standard of documentary evidence than a "fill-in-the-blank" form letter that on its face does not provide unambiguous evidence of a shareholder's intent to submit a specific proposal to that company. This, however, is exactly what Chevedden provided to the Company on September 5, 2013 – a "form" proxy in which he had simply filled in the date. Despite the assertion in the First Proponent Letter that McRitchie "knew" the subject matter of the Proposal on August 27, 2013 (when it was posted on the website Sharegate.com), evidence of such knowledge and of McRitchie's intent to submit the Proposal was not submitted to the Company until September 23, 2013. Accordingly, Chevedden, not the Company, failed to meet the burden under Rule 14a-8.

*B. Chevedden Has Not Met His Burden of Demonstrating His Eligibility to Submit the Proposal to the Company*

The Staff has consistently permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Section B.1 of Staff Legal Bulletin 14F (October 18, 2011) (*"SLB 14F"*), specifies what a shareholder must do to verify his or her eligibility to submit a proposal based on how the shareholder owns the securities. On September 13, 2013, the Company notified Chevedden via email of its view that he was the true proponent of the Proposal. The Company's notice included (i) a description of the eligibility requirements of Rule 14a-8(b), (ii) a statement explaining that Chevedden needed to submit written evidence of his eligibility to submit the Proposal, (iii) an explanation of what he should do to comply with the rule, (iv) a statement calling his attention to the 14-day deadline for responding to the Company's notice, and (v) copies of Rule 14a-8 and SLB 14F.

As of the date of this letter, Chevedden has not provided written support demonstrating that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8. *See, e.g., D.R. Horton, Inc.* (September 30, 2010) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) and noting that the proponent "appears to have failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Hewlett-Packard Company* (July 28, 2010) (same); and *Yahoo! Inc.* (April 2, 2010) (same).

*III. CONCLUSION*

For the reasons set forth above and in the Initial Request Letter, the Company previously maintained and continues to believe the Proposal may be omitted in reliance on Rule 14a-8. Thus, the Company renews its request that the Staff concur with the Company's view that the Proposal may be omitted from the Company's 2014 Proxy Materials in reliance on Rule 14a-8.

Please do not hesitate to contact me at (408) 974-6931, or by email at glevoff@apple.com, if you have any questions or require any additional information with regard to this matter.

Very truly yours,



Gene D. Levoff
Senior Director, Corporate Law

Enclosures

cc: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

Robert Plesnarski
O'Melveny & Myers LLP

**From:** olmsted *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** # 1 Rule 14a-8 Proposal Apple Inc. (AAPL)
**Date:** November 3, 2013 at 7:00 PM
**To:** Office of Chief Counsel shareholderproposals@sec.gov
**Cc:** Gene Levoff glevoff@apple.com

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden


PDF

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**#1 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The "background" discussion on Waste Connections has no bearing on Apple's current no-action request. As Broc Romanek points out is his popular Shareholder Proposals Handbook (July 2012), "part of the attraction" of going to the District Court for the Southern District of Texas is that "the judge clearly will not have the benefit of experience with Rule 14a-8 compared to the SEC staff." None of the bases for exclusion were challenged in that case because to do so would have simply lent legitimacy to the impropriety of the filing. Waste Connection had no standing to bring its suit in the first place. The case is under appeal.

Apple asserts Rule 14a-8 "does not permit" "shareholder proposals by proxy." As clearly stated in his letter of September 5, 2013, which accompanied Mr. McRitchie's proposal, Mr. Chevedden is authorized to submit the proxy access proposal on Mr. McRitchie's behalf. Apple fails to cite anything in Rule 14a-8 which prohibits such common delegation.

Apple asserts the proposal may be excluded "because Chevedden has not sufficiently demonstrated his eligibility to submit a shareholder proposal" and "did not provide sufficient proof of ownership." McRitchie is proponent of the shareholder proposal and, as acknowledged by Apple, evidenced beneficial ownership in a letter dated September 9, 2013, well before Apple notified Chevedden and McRitchie of the failure to include proof of ownership on September 13, 2013, which began the required 14 day notice to correct any deficiencies.

As of September 9, 2013, there were no deficiencies in the proposal package. However, solely as a courtesy, on September 23, 2013 Chevedden e-mailed a copy of a letter from McRitchie verifying once again that McRitchie is the sole proponent of the proposal.

Apple asserts the proposal may be omitted in reliance on Rule 14a-8(e)(2) because it wasn't submitted timely. Again, Apple raises the ruse that Chevedden is the actual shareholder proposal. As stated above and as is clear from the record, McRitchie is and has always been the proponent of the proposal in this case. By Apple's own admission, the proposal was received by them on September 5, 2013 and was followed by evidence of McRitchie's ownership by the September 9, 2013 deadline for submitting proposals, well before the September 27, 2013 deadline for curing any deficiency.

Apple's no-action letter revolves around their assertion that Chevedden submitted the proposal on proxy access without McRitchie's knowledge or permission. Rule 14a-8(g) clearly states, "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Apple has failed to meet that burden. Apple submitted no evidence whatsoever to back their contention that Chevedden submitted the proposal without McRitchie's knowledge. Although I see no requirement to do so, I attach a draft copy of McRitchie's proposal, as was posted to Sharegate.com on August 27, 2013. Clearly, McRitchie knew the subject of the proposal that would be submitted to Apple by that date. Apple's contention that Chevedden is the sole proponent of the proxy access proposal has no basis in fact. Mr. Chevedden is clearly acting as Mr. McRitchie's agent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Arthur D. Levinson
Chairman of the Board
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014

Dear Mr. Levinson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



9/5/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Bruce Sewell
Corporate Secretary
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457
Gene Levoff <glevoff@apple.com>
Director, Corporate Law
shareholderproposal@apple.com

Proposal X* - Proxy Access for Shareholders

WHEREAS, more than 10% of Apple Inc. shareholders voted against the re-election of three directors in 2013.

The business case for boardroom diversity runs deep, with studies finding higher returns on sales, invested capital and equity. Yet, Apple's board consists of seven white males and one Chinese-American woman, all aged 52 to 72.

Apple continues to face a litany of legal issues: possible worker rights violations at suppliers, anti-competitive practices, consumer class-action lawsuits, anti-trust probes, and consumer privacy concerns. Yet, Apple lacks a board committee responsible for these issues.

Activist corporate raiders have offered creative ideas aimed at capturing the cash horde, but not enhancing long-term returns.

It is time to "think different" by allowing shareowners to be heard on the board.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 25 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such nominating party of shareowners.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some

point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***



| Post-it® Fax Note 7671 | Date 9-9-13 | # of pages ▸ |
|---|---|---|
| To Gene Levoff | From Jim Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 408-974-2483 408-253-7457 | Fax # | |

September 9, 2013

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Pursuant to your request, this letter serves as confirmation that as of the close of business on September 5, 2013, James McRitchie held 60 shares of Apple Inc. (APPL) common stock in TD Ameritrade account *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade Clearing Inc. You continuously held at least 60 shares of Apple Inc. (APPL) common stock in the above referenced account at TD Ameritrade Clearing Inc. for at least one year. DTC number 0188 is the clearinghouse number for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

**CORPORATE GOVERNANCE**

September 23, 2013

Mr. Gene Levoff
Director, Corporate Law
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014
PH: 408-996-1010
FX: 408-974-2483
FX: 408-253-7457

Re: Proxy access proposal

Dear Mr. Levoff:

This is to confirm that I am the sole proponent of the attached proxy access proposal dated September 5, 2013 and that I duly authorized John Chevedden to act as my agent regarding this Rule 14a-8 proposal before, during and after the forthcoming shareholder meeting. I intend to hold the required amount of company stock until after the applicable shareholder meeting.

Sincerely,



James McRitchie
Shareowner and Publisher of
Corporate Governance (CorpGov.net)

*** FISMA & OMB Memorandum M-07-16 ***

**From:** olmsted *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** # 1 Rule 14a-8 Proposal: Apple Inc. (AAPL)
**Date:** November 10, 2013 at 11:03 PM
**To:** Office of Chief Counsel shareholderproposals@sec.gov
**Cc:** Gene Levoff glevoff@apple.com

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden



**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal. The Waste Connections case is currently under appeal per the attachment.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

If you view the (Full Docket) you will be charged for 2 Pages $0.20

General Docket
United States Court of Appeals for the 5th Circuit

| | |
|---|---|
| Court of Appeals Docket #: 13-20336<br>Nature of Suit: 3850 Securities, Commodities, Exchange<br>Waste Connections, Inc. v. John Chevedden, et al<br>Appeal From: Southern District of Texas, Houston<br>Fee Status: fee paid | Docketed: 06/18/2013 |
| Case Type Information:<br>1) Private Civil Federal<br>2) Private<br>3) | |
| Originating Court Information:<br>District: 0541-4 : 4:13-CV-176<br>Originating Clerk: Keith P. Ellison, U.S. District Judge<br>Date Filed: 01/24/2013<br>Date NOA Filed:<br>06/14/2013 | Date Rec'd COA:<br>06/17/2013 |

| | | |
|---|---|---|
| 08/26/2013 | | APPELLANT'S BRIEF FILED by Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young . # of Copies Provided: 7. A/Pet's Brief deadline satisfied. Appellee's Brief due on 09/30/2013 for Appellee Waste Connections, Incorporated [13-20336] (RJd) |
| 08/26/2013 | | RECORD EXCERPTS FILED by Appellants Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young. # of Copies Provided: 4 [13-20336] (RJd) |
| 09/30/2013 | | APPELLEE'S BRIEF FILED by Appellee Waste Connections, Incorporated. Date of service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. APPELLEE'S BRIEF FILED. # of Copies Provided: 0. E/Res's Brief deadline satisfied. Reply Brief due on 10/17/2013 for Appellants John Chevedden, James McRitchie and Myra K. Young. Paper Copies of Brief due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 09/30/2013 | | ADDENDUM TO BRIEF FILED by Appellee Waste Connections, Incorporated Date of Service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. # of Copies Provided: 0. Paper Copies of Addendum due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 09/30/2013 | | RECORD EXCERPTS FILED by Appellee Waste Connections, Incorporated. Date of service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. # of Copies Provided: 0. Paper Copies of Record Excerpts due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 10/04/2013 | | Paper copies of appellee brief filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 7. Paper Copies of Brief due deadline satisfied. [13-20336] (RJd) |
| 10/07/2013 | | Paper copies of addendum brief filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 7. Paper Copies of Addendum due deadline satisfied. [13-20336] (RJd) |
| 10/07/2013 | | Paper copies of record excerpts filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 4. Paper Copies of Record Excerpts due deadline satisfied. [13-20336] (RJd) |
| 10/18/2013 | | APPELLANT'S REPLY BRIEF FILED by Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young # of Copies Provided: 7 . Reply Brief deadline satisfied [13-20336] (RJd) |
| 10/18/2013 | | RECORD ON APPEAL REQUESTED FROM DISTRICT COURT. ROA due on 11/04/2013 [13-20336] (RJd) |

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal. The Waste Connections case is currently under appeal per the attachment.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

If you view the (Full Docket) you will be charged for 2 Pages $0.20

**General Docket**
**United States Court of Appeals for the 5th Circuit**

**Court of Appeals Docket #:** 13-20336 **Docketed:** 06/18/2013
**Nature of Suit:** 3850 Securities, Commodities, Exchange
Waste Connections, Inc. v. John Chevedden, et al
**Appeal From:** Southern District of Texas, Houston
**Fee Status:** fee paid

**Case Type Information:**
1) Private Civil Federal
2) Private
3)

**Originating Court Information:**
**District:** 0541-4 : 4:13-CV-176
**Originating Clerk:** Keith P. Ellison, U.S. District Judge
**Date Filed:** 01/24/2013
**Date NOA Filed:** 06/14/2013
**Date Rec'd COA:** 06/17/2013

| | | |
|---|---|---|
| 08/26/2013 | [icon] | APPELLANT'S BRIEF FILED by Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young . # of Copies Provided: 7. A/Pet's Brief deadline satisfied. Appellee's Brief due on 09/30/2013 for Appellee Waste Connections, Incorporated [13-20336] (RJd) |
| 08/26/2013 | [icon] | RECORD EXCERPTS FILED by Appellants Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young. # of Copies Provided: 4 [13-20336] (RJd) |
| 09/30/2013 | [icon] | APPELLEE'S BRIEF FILED by Appellee Waste Connections, Incorporated. Date of service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. APPELLEE'S BRIEF FILED . # of Copies Provided: 0. E/Res's Brief deadline satisfied. Reply Brief due on 10/17/2013 for Appellants John Chevedden, James McRitchie and Myra K. Young. Paper Copies of Brief due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 09/30/2013 | [icon] | ADDENDUM TO BRIEF FILED by Appellee Waste Connections, Incorporated Date of Service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. # of Copies Provided: 0. Paper Copies of Addendum due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 09/30/2013 | [icon] | RECORD EXCERPTS FILED by Appellee Waste Connections, Incorporated. Date of service: 09/30/2013 via US mail - Appellants Chevedden, McRitchie, Young; Attorney for Appellees: Fossum, Kolbe; email - Attorney for Appellee: Hammel [13-20336] REVIEWED AND/OR EDITED. # of Copies Provided: 0. Paper Copies of Record Excerpts due on 10/07/2013 for Appellee Waste Connections, Incorporated. [13-20336] (Jeff G. Hammel ) |
| 10/04/2013 | | Paper copies of appellee brief filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 7. Paper Copies of Brief due deadline satisfied. [13-20336] (RJd) |
| 10/07/2013 | | Paper copies of addendum brief filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 7. Paper Copies of Addendum due deadline satisfied. [13-20336] (RJd) |
| 10/07/2013 | | Paper copies of record excerpts filed by Appellee Waste Connections, Incorporated in 13-20336 received. Paper copies match electronic version of document? Yes # of Copies Provided: 4. Paper Copies of Record Excerpts due deadline satisfied. [13-20336] (RJd) |
| 10/18/2013 | [icon] | APPELLANT'S REPLY BRIEF FILED by Mr. John Chevedden, Mr. James McRitchie and Ms. Myra K. Young # of Copies Provided: 7 . Reply Brief deadline satisfied [13-20336] (RJd) |
| 10/18/2013 | | RECORD ON APPEAL REQUESTED FROM DISTRICT COURT. ROA due on 11/04/2013 [13-20336] (RJd) |

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Apple Inc. (AAPL)**
**Proxy Access**
**James McRitchie**

Ladies and Gentlemen:

This is in regard to the October 18, 2013 company request concerning this rule 14a-8 proposal.

The "background" discussion on Waste Connections has no bearing on Apple's current no-action request. As Broc Romanek points out is his popular Shareholder Proposals Handbook (July 2012), "part of the attraction" of going to the District Court for the Southern District of Texas is that "the judge clearly will not have the benefit of experience with Rule 14a-8 compared to the SEC staff." None of the bases for exclusion were challenged in that case because to do so would have simply lent legitimacy to the impropriety of the filing. Waste Connection had no standing to bring its suit in the first place. The case is under appeal.

Apple asserts Rule 14a-8 "does not permit" "shareholder proposals by proxy." As clearly stated in his letter of September 5, 2013, which accompanied Mr. McRitchie's proposal, Mr. Chevedden is authorized to submit the proxy access proposal on Mr. McRitchie's behalf. Apple fails to cite anything in Rule 14a-8 which prohibits such common delegation.

Apple asserts the proposal may be excluded "because Chevedden has not sufficiently demonstrated his eligibility to submit a shareholder proposal" and "did not provide sufficient proof of ownership." McRitchie is proponent of the shareholder proposal and, as acknowledged by Apple, evidenced beneficial ownership in a letter dated September 9, 2013, well before Apple notified Chevedden and McRitchie of the failure to include proof of ownership on September 13, 2013, which began the required 14 day notice to correct any deficiencies.

As of September 9, 2013, there were no deficiencies in the proposal package. However, solely as a courtesy, on September 23, 2013 Chevedden e-mailed a copy of a letter from McRitchie verifying once again that McRitchie is the sole proponent of the proposal.

Apple asserts the proposal may be omitted in reliance on Rule 14a-8(e)(2) because it wasn't submitted timely. Again, Apple raises the ruse that Chevedden is the actual shareholder proposal. As stated above and as is clear from the record, McRitchie is and has always been the proponent of the proposal in this case. By Apple's own admission, the proposal was received by them on September 5, 2013 and was followed by evidence of McRitchie's ownership by the September 9, 2013 deadline for submitting proposals, well before the September 27, 2013 deadline for curing any deficiency.

Apple's no-action letter revolves around their assertion that Chevedden submitted the proposal on proxy access without McRitchie's knowledge or permission. Rule 14a-8(g) clearly states, "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Apple has failed to meet that burden. Apple submitted no evidence whatsoever to back their contention that Chevedden submitted the proposal without McRitchie's knowledge. Although I see no requirement to do so, I attach a draft copy of McRitchie's proposal, as was posted to Sharegate.com on August 27, 2013. Clearly, McRitchie knew the subject of the proposal that would be submitted to Apple by that date. Apple's contention that Chevedden is the sole proponent of the proxy access proposal has no basis in fact. Mr. Chevedden is clearly acting as Mr. McRitchie's agent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Gene Levoff <glevoff@apple.com>
Director, Corporate Law

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Arthur D. Levinson
Chairman of the Board
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014

Dear Mr. Levinson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***.

Sincerely,



9/5/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Bruce Sewell
Corporate Secretary
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457
Gene Levoff <glevoff@apple.com>
Director, Corporate Law
shareholderproposal@apple.com

Proposal X* - Proxy Access for Shareholders

WHEREAS, more than 10% of Apple Inc. shareholders voted against the re-election of three directors in 2013.

The business case for boardroom diversity runs deep, with studies finding higher returns on sales, invested capital and equity. Yet, Apple's board consists of seven white males and one Chinese-American woman, all aged 52 to 72.

Apple continues to face a litany of legal issues: possible worker rights violations at suppliers, anti-competitive practices, consumer class-action lawsuits, anti-trust probes, and consumer privacy concerns. Yet, Apple lacks a board committee responsible for these issues.

Activist corporate raiders have offered creative ideas aimed at capturing the cash horde, but not enhancing long-term returns.

It is time to "think different" by allowing shareowners to be heard on the board.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 25 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such nominating party of shareowners.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some

point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***



| Post-it® Fax Note 7671 | Date 9-9-13 | # of pages ▸ |
| --- | --- | --- |
| To Gene Levoff | From Jim Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 408-974-2783 / 408-253-7457 | Fax # | |

September 9, 2013

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Pursuant to your request, this letter serves as confirmation that as of the close of business on September 5, 2013, James McRitchie held 60 shares of Apple Inc. (APPL) common stock in TD Ameritrade account *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. You continuously held at least 60 shares of Apple Inc. (APPL) common stock in the above referenced account at TD Ameritrade Clearing Inc. for at least one year. DTC number 0188 is the clearinghouse number for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

CORPORATE GOVERNANCE

September 23, 2013

Mr. Gene Levoff
Director, Corporate Law
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457

Re: Proxy access proposal

Dear Mr.Levoff:

This is to confirm that I am the sole proponent of the attached proxy access proposal dated September 5, 2013 and that I duly authorized John Chevedden to act as my agent regarding this Rule 14a-8 proposal before, during and after the forthcoming shareholder meeting. I intend to hold the required amount of company stock until after the applicable shareholder meeting.

Sincerely,



James McRitchie
Shareowner and Publisher of
Corporate Governance (CorpGov.net)

*** FISMA & OMB Memorandum M-07-16 ***



**1934 Act/Rule 14a-8**

October 18, 2013

*VIA EMAIL (shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re Apple Inc.
Exclusion of Shareholder Proposal of John Chevedden
Entitled "Proxy Access for Shareholders"
Pursuant to Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

I am submitting this letter on behalf of Apple Inc., a California corporation (the ***"Company"***), requesting confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits from its proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***) the enclosed shareholder proposal entitled "Proxy Access for Shareholders" and supporting statement (together, the ***"Proposal"***) submitted by John Chevedden (***"Chevedden"***), purportedly on behalf of James McRitchie (***"McRitchie"***). Recently, in *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young,* (Civil Action 4:13-CV-00176-KPE) (***"Waste Connections v. Chevedden"***), the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc. (***"Waste Connections"***), could omit a proposal submitted by Chevedden, purportedly on behalf of McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Virtually identical facts are presented here by Chevedden's effort to submit the Proposal purportedly on McRitchie's behalf, and the same result should follow.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Chevedden and McRitchie.

A copy of the Proposal, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached as exhibits hereto. Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011) (***"SLB 14F"***), we ask that the Staff provide its response to this

**Apple**
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

request to Gene Levoff, on behalf of the Company, at glevoff@apple.com, and to John Chevedden, at
*** FISMA & OMB Memorandum M-07-16 ***

## *I. PROCEDURAL HISTORY*

| | |
|---|---|
| September 5, 2013 | Chevedden emails a letter from McRitchie, dated September 5, 2013, to the Company purporting to authorize Chevedden to submit an unidentified proposal to the Company on behalf of McRitchie. Chevedden's email contains a copy of the Proposal. *See* Exhibit A. |
| September 9, 2013 | Chevedden emails the Company a copy of a letter from McRitchie's broker, TD Ameritrade, evidencing McRitchie's beneficial ownership of 60 shares of the Company's stock for at least one year as of September 5, 2013. *See* Exhibit B. |
| | On this same date, the Company's deadline for receiving shareholder proposals for inclusions in the 2014 Proxy Materials passes. |
| September 13, 2013 | After confirming that Chevedden was not a shareholder of record, the Company notifies Chevedden via email of (1) its view that Chevedden is the Proposal's sole proponent; (2) the requirements of Rule 14a-8(b); (3) its view that Chevedden's submission failed to meet the requirements of that paragraph of Rule 14a-8; and (4) the requirement that Chevedden cure those deficiencies within 14 days of receipt of the Company's notice by showing Chevedden's ownership of shares. *See* Exhibit C. |
| September 23, 2013 | Chevedden emails the Company a copy of a letter from McRitchie, dated September 23, 2013, stating that McRitchie is the sole proponent of the "proxy access proposal dated September 5, 2013." *See* Exhibit D. |
| | The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without Chevedden submitting any proof of his ownership of the Company's securities. |

## *II. EXCLUSION OF THE PROPOSAL*

Chevedden is not a record shareholder of the Company eligible to submit a shareholder proposal. Instead, he purports to act as a "proxy" for McRitchie, who is a shareholder, to submit the Proposal for inclusion in the Company's 2014 Proxy Materials. Rule 14a-8 does not permit a person to act as a shareholder's "proxy" in order to submit a shareholder proposal. Even if Chevedden is permitted to submit a shareholder proposal as a "proxy" for a shareholder, he did not provide sufficient evidence that he had the authority to submit the Proposal on McRitchie's behalf until after the Company's Rule 14a-8(e) deadline. As such, Chevedden, as the sole proponent, failed to submit a timely response that cured the deficiencies described by the Company in its timely notice. Accordingly, the Proposal may be omitted from the 2014 Proxy Materials in reliance on Rule 14a-8.

### *A. Bases for Excluding the Proposal*

As discussed more fully below, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal, and the Company believes it may properly exclude the Proposal from its 2014 Proxy Materials in reliance on the following subparagraphs of Rule 14a-8:

- Rule 14a-8(f), because Chevedden did not provide sufficient proof of his ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b); and

- Rule 14a-8(e)(2), because McRitchie's letter, dated September 23, 2013, evidencing McRitchie's intent to submit the Proposal to the Company, was submitted after the Rule 14a-8(e) deadline.

### *B. Background on* **Waste Connections v. Chevedden**

On January 30, 2013, Waste Connections notified the Staff of its intention to exclude a proposal regarding annual election of directors submitted by Chevedden, purportedly on McRitchie's behalf. Waste Connections also filed a lawsuit in the U.S. District Court for the Southern District of Texas seeking a judicial declaration that it could omit Chevedden's proposal from its proxy materials.

According to its notice to the Staff and pleadings in the lawsuit, Waste Connections received an email on November 27, 2012, from Chevedden containing the proposal relating to shareholders' right to call a special meeting. The email attached a letter from McRitchie purporting to authorize Chevedden to act as McRitchie's proxy for submitting a shareholder proposal. McRitchie's letter did not identify the proposal by name or description. In December 2012, Chevedden submitted a "revised proposal" relating to the annual election of directors. This proposal was accompanied by the same November 27, 2012 letter from McRitchie with the words "revised Dec. 6, 2012" handwritten at the top.

Waste Connections argued in its notice to the Staff and in its complaint that the proposal could be omitted on several grounds, including that (a) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (b) Chevedden failed to sufficiently demonstrate that McRitchie or another shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (c) Chevedden failed to demonstrate he was a shareholder who met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement.

On February 1, 2013, Chevedden filed a motion to dismiss the complaint. On February 22, 2013, Waste Connections filed a summary judgment motion on its declaratory judgment claim that it could exclude the proposal from its proxy materials because it violated Rule 14a-8. On June 6, 2013, the District Court entered an order denying Chevedden's motion to dismiss and granting Waste Connections' motion for summary judgment. The court noted that Waste Connections "has met its burden of demonstrating that there is no genuine dispute as to the material facts" asserted in its motion (including the facts underlying the three bases for exclusion discussed above). Chevedden has filed a notice of appeal. The Motion for Declaratory Judgment, Motion for Summary Judgment (excluding exhibits), and Order in the Waste Connections matter are attached as Exhibit E.[1]

### *C. Rule 14a-8 Does Not Permit Shareholders to Submit "Shareholder Proposals by Proxy," as Attempted by Chevedden and McRitchie*

The Commission has long held that only a company's shareholders may utilize Rule 14a-8 to submit proposals for inclusion in the company's proxy materials. Rule 14a-8(b)(1) requires anyone submitting a proposal to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year." The Rule does not authorize a person to act as a proxy to submit a proposal on behalf of a shareholder.

---

[1] Chevedden and McRitchie, as parties in *Waste Connections v. Chevedden*, have access to all pleadings relating to this action. We have not included all pleadings and exhibits to such pleadings with this letter, but can provide those to the Staff upon request.

In contrast, Rule 14a-8(h) provides that either the shareholder "or [the shareholder's] representative who is qualified under state law to present the proposal on [the shareholder's] behalf, must attend the meeting to present the proposal." As explained to the court in *Waste Connections v. Chevedden*, paragraph (h) of Rule 14a-8 is the only section of the rule that allows a shareholder to designate a representative to act on his or her behalf, permitting such designation only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain any language permitting a non-shareholder to submit a proposal for inclusion in a company's proxy materials or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting to allow that other person to submit a proposal.

Despite the court's ruling in *Waste Connections v. Chevedden*, Chevedden and McRitchie have once again attempted to submit a "shareholder proposal by proxy." In his September 5, 2013 letter, McRitchie attempts to give the identical proxy he purported to give in *Waste Connections v. Chevedden* -- *i.e.*, "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." Using this identical letter purporting to be from McRitchie (except for the date and address) Chevedden also previously submitted two entirely different shareholder proposals to the Company in connection with the Company's 2012 and 2013 Proxy Materials (*see* Exhibit F). Accordingly, the Company has no basis on which to believe that McRitchie, a shareholder, has in fact approved the submission of the Proposal now presented by Chevedden.

As noted in *Waste Connections v. Chevedden*, this so-called "proxy" would permit Chevedden to designate yet another, unidentified person -- including persons unknown to McRitchie -- to submit a proposal (or proposals) to the Company on McRitchie's behalf. Also as noted in *Waste Connections v. Chevedden*, it is not clear from this so-called "proxy" that McRitchie has authorized a proposal on the topic of proxy access be submitted to the Company. The September 5, 2013 letter states only that McRitchie believes "the company has unrealized potential" and "some of this potential can be unlocked by making our corporate governance more competitive." Nothing in the letter identifies the topic of the Proposal submitted by Chevedden with the "proxy."

Thus, if it is the Staff's view that, contrary to the ruling in *Waste Connections v. Chevedden*, Rule 14a-8 permits a shareholder to submit a proposal by proxy, the sort of "shareholder proposal by proxy" scheme that Chevedden relies upon should not be considered sufficient. The shareholder proponent should be required to grant a proxy that actually authorizes the specific proposal advanced on his or her behalf. Here, nothing in the September 5, 2013 letter establishes that McRitchie has authorized Chevedden to submit the Proposal to the Company.

*D. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), Because Chevedden Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership After Receiving Proper Notice Under Rule 14a-8(f)(1)*

Rule 14a-8(b)(1) provides, in part, that when the shareholder is not a record holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The shareholder may prove this pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) (*"SLB 14"*).

As noted above, the letter from Chevedden, purportedly on McRitchie's behalf, was received on September 5, 2013, two business days before the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals for inclusion in the Company's 2014 Proxy Materials. As set forth above, the Company's view is that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the letter. Thus, Chevedden, not McRitchie, is the true proponent of the Proposal. Moreover, as demonstrated above, the "proxy" granted by McRitchie is identical to the proxy Chevedden submitted to the company in *Waste Connections v. Chevedden* and to the proxy submitted to the Company last year, including the apparently electronic or photocopied signature of McRitchie. (Indeed, a comparison of the "proxy" letters shows the signatures to be identical). The "proxy" fails to identify the Proposal or subject matter of the Proposal being submitted to the Company. As such, even if the Company had taken the view that proposals by proxy were acceptable, the Company was unable to conclude that the Proposal was authorized by McRitchie to be submitted to the Company.

SLB 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (emphasis added). Because, as noted in *Waste Connections v. Chevedden*, McRitchie's "proxy" failed to clearly identify the proposal, the Company had no proof that Chevedden had the right to represent McRitchie with regard to this Proposal. In fact, the Rule 14a-8(e) deadline had passed when the Company received evidence purporting to show the Proposal may have actually been submitted by McRitchie as the sole proponent. Thus, the Company considers Chevedden to be the sole proponent of the Proposal. Indeed, any other conclusion would allow a non-shareholder to submit a proposal and then, ***after the deadline for submission had passed***, search out an eligible shareholder to "rescue" the improperly filed proposal.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of that notice. Because the Company could confirm only that Chevedden was not a shareholder of record and he had provided no proof of his beneficial ownership of Company shares, it gave timely notice of that deficiency to Chevedden under Rule 14a-8(f)(1).

As noted above, the Company received the Proposal on September 5, 2013, via email. Within 14 days of its receipt of the Proposal, the Company gave notice to Chevedden advising that (a) based on *Waste Connections v. Chevedden*, the Company considered Chevedden the sole proponent of the Proposal, and (b) he had not provided written proof of his eligibility to submit the Proposal. The Company's notice included:

- A reference to *Waste Connections v. Chevedden*, including the claims that Rule 14a-8 did not permit submission of a "proxy proposal by proxy" and that the purported "proxy" letter was not sufficient to demonstrate that Chevedden was eligible to submit a proxy access proposal to the Company;
- A description of Rule 14a-8(b)'s eligibility requirements;
- A statement explaining that sufficient proof of ownership had not been received by the Company;
- An explanation of what Chevedden should do to comply with the rule -- *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of Apple shares" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;
- A description of the required proof of ownership in a manner consistent with the guidance in SLB 14F -- *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8.

Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.";

- A statement calling Chevedden's attention to the 14-day deadline for responding to the Company's notice; and
- A copy of Rule 14a-8 and SLB 14F.

On September 23, 2013, Chevedden responded to the Company's notice by email, attaching a letter from McRitchie, dated that same date, which simply stated McRitchie was the sole proponent of the Proposal. Chevedden provided no rationale or evidence supporting his assertion that he was authorized to submit a proposal on a shareholder's behalf under Rule 14a-8 or that McRitchie's September 5, 2013 letter entitled him to submit the Proposal to the Company.

Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then demonstrate such "eligibility" only after receiving a deficiency notice would undercut the basic underpinning of Rule 14a-8 -- that ***only shareholders*** are entitled to submit proposals. Non-shareholders are not entitled to submit a proposal and then, after the submission deadline and only after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a post-hoc means of salvaging the proposal. For this reason, the Company believes Chevedden is the sole proponent of the Proposal and that submission of authorization to file the Proposal after the Rule 14a-8(e)(2) deadline does not cure Chevedden's ineligibility to submit the Proposal under Rule 14a-8.

As of the date of this letter, Chevedden has not provided written support demonstrating that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8. *See Anadarko Petroleum Corporation* (January 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted via email on September 5, 2013. The Proposal was not accompanied by proof of eligibility to submit a proposal (either by Chevedden or McRitchie). *See* Exhibit A. The Company received proof of ownership for McRitchie on September 9, 2013, but as of that date (the Rule 14a-8(e) deadline for submission of proposals from inclusion in the 2014 Proxy Materials) had not received evidence of eligibility of Chevedden to submit the Proposal (either on his own or on McRitchie's behalf). *See* Exhibit B. On September 13, 2013 (a date within 14 days of receipt of the Proposal), the Company properly gave notice to Chevedden that he was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit C. To date, Chevedden has not provided the Company with any written support to demonstrate that he satisfies the minimum ownership requirements of Rule 14a-8(b). Accordingly, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

***E. The Proposal May Be Omitted in Reliance on Rule 14a-8(e)(2), Because the Company Did Not Receive Evidence that It Was Submitted on Behalf of a Shareholder Satisfying the Rule 14a-8(b) Eligibility Requirements Until After the Rule 14a-8(e) Deadline***

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting...."

The proxy statement for the Company's 2013 Annual Meeting of Shareholders was first sent to shareholders on or about January 7, 2013, as disclosed in that proxy statement. The Company's next annual meeting is scheduled for February 28, 2014. Because the Company held its previous annual meeting on February 27, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the Company's proxy statement released to shareholders in connection with the Company's 2013 Annual Meeting of Shareholders. In accordance with the guidance set forth in SLB 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

- Release date for the 2013 Proxy Materials: January 7, 2013
- Increase that date by one year: January 7, 2014
- "Day One": January 6, 2014
- "Day 120": September 9, 2013

Pursuant to Rule 14a-5(e), the Company's 2013 proxy statement stated, under the caption, "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2014 annual meeting of shareholders?" that shareholder proposals intended to be presented at the Company's 2014 annual meeting must be received by the Company no later than September 9, 2013. Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive sufficient evidence that the Proposal was, in fact, submitted on behalf of a shareholder (*i.e.*, McRitchie) satisfying Rule14a-8(b)'s eligibility requirements until two weeks after that deadline (*i.e.*, on September 23, 2013). As noted above, the Company believes Chevedden is the Proposal's sole proponent. If, however, the Staff is of the view that McRitchie is the sole proponent of the Proposal, the Company believes evidence of McRitchie's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline. Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2).

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15, 2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline).

## III. CONCLUSION

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

Please do not hesitate to contact me at (408) 974-6931, or by email at glevoff@apple.com, if you have any questions or require any additional information with regard to this matter.

Very truly yours,



Gene D. Levoff
Senior Director, Corporate Law

Enclosures

cc: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

Martin P. Dunn
O'Melveny & Myers LLP

# EXHIBIT A

| | |
|---|---|
| **From:** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Sent:** | Thursday, September 05, 2013 10:29 AM |
| **To:** | Gene Levoff; shareholderproposal@apple.com |
| **Subject:** | Rule 14a-8 Proposal (DE)`` |
| **Attachments:** | CCE00000.pdf |

Mr. Levoff,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Arthur D. Levinson
Chairman of the Board
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014

Dear Mr. Levinson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



9/5/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Bruce Sewell
Corporate Secretary
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457
Gene Levoff <glevoff@apple.com>
Director, Corporate Law
shareholderproposal@apple.com

Proposal X* - Proxy Access for Shareholders

WHEREAS, more than 10% of Apple Inc. shareholders voted against the re-election of three directors in 2013.

The business case for boardroom diversity runs deep, with studies finding higher returns on sales, invested capital and equity. Yet, Apple's board consists of seven white males and one Chinese-American woman, all aged 52 to 72.

Apple continues to face a litany of legal issues: possible worker rights violations at suppliers, anti-competitive practices, consumer class-action lawsuits, anti-trust probes, and consumer privacy concerns. Yet, Apple lacks a board committee responsible for these issues.

Activist corporate raiders have offered creative ideas aimed at capturing the cash horde, but not enhancing long-term returns.

It is time to "think different" by allowing shareowners to be heard on the board.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 25 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such nominating party of shareowners.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some

point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

# EXHIBIT B

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Monday, September 09, 2013 4:00 PM
**To:** Gene Levoff
**Subject:** Rule 14a-8 Proposal (APPL) tdt
**Attachments:** CCE00002.pdf

Mr. Levoff,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie



| Post-it® Fax Note 7671 | Date 9-9-13 | # of pages ▸ |
|---|---|---|
| To Gene Levoff | From Jim Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 408-974-2483 | Fax # | |
| 408-253-7457 | | |

September 9, 2013

James McRitchie
*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Pursuant to your request, this letter serves as confirmation that as of the close of business on September 5, 2013, James McRitchie held 60 shares of Apple Inc. (APPL) common stock in TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade Clearing Inc. You continuously held at least 60 shares of Apple Inc. (APPL) common stock in the above referenced account at TD Ameritrade Clearing Inc. for at least one year. DTC number 0188 is the clearinghouse number for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Veronica Tucker-Bernard

Veronica Tucker-Bernard
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

# EXHIBIT C

**Subject:** FW: Shareholder Proposal -- Deficiency Notice from Apple Inc.
**Attachments:** Deficiency Notice to J Chevedden_Sept 13 2013.PDF; Rule 14a-8.pdf; Staff Legal Bulletin 14F.pdf

**From:** Dunn, Marty
**Sent:** Friday, September 13, 2013 4:03 PM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Cc:** 'shareholderproposal@apple.com'
**Subject:** Shareholder Proposal -- Deficiency Notice from Apple Inc.

Mr. Chevedden,

Please find attached a deficiency notice relating to the shareholder proposal submitted by you to Apple Inc. on September 5, 2013. Also attached are copies of Rule 14a-8 and Staff Legal Bulletin 14F. Please confirm your receipt of this email by return email.

Sincerely,

Marty Dunn

**Martin P. Dunn**
**O'Melveny & Myers LLP**
1625 Eye Street, NW
Washington, DC 20006
202-383-5418
mdunn@omm.com



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

September 13, 2013

**VIA EMAIL** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Apple Inc. ("**Apple**"), which received on September 5, 2013 a shareholder proposal relating to proxy access for shareholder nominees (the "**Proposal**") for consideration at Apple's 2014 Annual Meeting of Shareholders. The email contained a letter from James McRitchie, dated September 5, 2013, purporting to appoint you and/or your designee as his proxy to submit this proposal on his behalf. However, noting the recent litigation to which you and Mr. McRitchie were party in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. In addition, similar to the arguments made to the Southern District of Texas in the referenced litigation, it is not clear from the letter you provided that Mr. McRitchie authorized the Proposal to be submitted to Apple. In this regard, we note that:

(a) the "proxy" letter does not identify the proposal being submitted to Apple (but instead appears to be a "form letter" in which the company name, address and date are simply typed in), and

(b) Mr. McRitchie's "signature" is identical in size, script and placement to the signature on the 2012 submission to Waste Connections, Inc., the issuer involved in the litigation referenced above (indicating that such signature may be a copy or electronic signature, not the original signature of Mr. McRitchie).

We therefore consider you to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("**SEC**") regulations require us to bring to your attention.

† In association with Tumbuan & Partners

**Ownership Verification**

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Apple's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date Apple has not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Apple. In this regard, Apple's records indicate that the Proposal was submitted by you via email on September 5, 2013.

To remedy this defect, you must submit sufficient proof of your ownership of Apple shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, September 5, 2013), you continuously held the requisite number of Apple shares for at least one year.

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Apple shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "**SEC Staff**") published Staff Legal Bulletin No. 14F ("**SLB 14F**"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("**DTC**") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at:

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

**Statement of Intent Regarding Continued Ownership**

Apple has not received your written statement that you intend to continue to hold the securities through the date of Apple's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to Apple a written statement that you intend to continue ownership of the shares through the date of the 2014 Annual Meeting of Shareholders.

**Response Required Within 14 Days**

For the Proposal to be eligible for inclusion in Apple's proxy materials for Apple's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Gene Levoff, Corporate Law Group, Apple Inc., 1 Infinite Loop MS 169-2CL, Cupertino, California 95014. Alternatively, you may transmit any response by email to me at mdunn@omm.com, with a copy to Gene Levoff at shareholderproposal@apple.com.

If you have any questions with respect to the foregoing, please contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]


U.S. Securities and Exchange Commission

# Division of Corporation Finance
# Securities and Exchange Commission

# Shareholder Proposals

## Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

## A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

## B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

### 1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

### 2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

## 3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

## C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

## D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

### 1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

### 2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

## E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

## F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

# EXHIBIT D

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Monday, September 23, 2013 5:56 PM
**To:** Gene Levoff
**Subject:** Rule 14a-8 Proposal (AAPL)
**Attachments:** CCE00001.pdf

Mr. Levoff, Please see the attachment.
Sincerely,
John Chevedden
cc: James McRitchie

CORPORATE GOVERNANCE

September 23, 2013

Mr. Gene Levoff
Director, Corporate Law
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014
PH: 408 996-1010
FX: 408-974-2483
FX: 408-253-7457

Re: Proxy access proposal

Dear Mr.Levoff:

This is to confirm that I am the sole proponent of the attached proxy access proposal dated September 5, 2013 and that I duly authorized John Chevedden to act as my agent regarding this Rule 14a-8 proposal before, during and after the forthcoming shareholder meeting. I intend to hold the required amount of company stock until after the applicable shareholder meeting.

Sincerely,



James McRitchie
Shareowner and Publisher of
Corporate Governance (CorpGov.net)
*** FISMA & OMB Memorandum M-07-16 ***

Proposal X* - Proxy Access for Shareholders

WHEREAS, more than 10% of Apple Inc. shareholders voted against the re-election of three directors in 2013.

The business case for boardroom diversity runs deep, with studies finding higher returns on sales, invested capital and equity. Yet, Apple's board consists of seven white males and one Chinese-American woman, all aged 52 to 72.

Apple continues to face a litany of legal issues: possible worker rights violations at suppliers, anti-competitive practices, consumer class-action lawsuits, anti-trust probes, and consumer privacy concerns. Yet, Apple lacks a board committee responsible for these issues.

Activist corporate raiders have offered creative ideas aimed at capturing the cash horde, but not enhancing long-term returns.

It is time to "think different" by allowing shareowners to be heard on the board.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 25 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such nominating party of shareowners.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some

point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect and enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***



September 17, 2013

James McRitchie Roth IRA
TD Ameritrade Clearing Custodian

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you, James McRitchie, have continuously held 60 shares of Apple Inc. (AAPL) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since April 20, 2012. DTC number 0188 is the clearinghouse number TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Lindsey Reandeau
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

# EXHIBIT E

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE SOUTHERN DISTRICT OF TEXAS**
**HOUSTON DIVISION**

| | | |
|---|---|---|
| WASTE CONNECTIONS, INC., | ) | |
| Plaintiff, | ) | Civil Action: |
| v. | ) | |
| JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, | ) | |
| Defendants. | ) | |

**PLAINTIFF'S ORIGINAL COMPLAINT**

Plaintiff Waste Connections, Inc. ("WCN") files this complaint for declaratory judgment against Defendants John Chevedden ("Chevedden"), James McRitchie ("McRitchie") and Myra K. Young ("Young"). WCN seeks a judgment declaring that it is permitted to exclude Defendants' shareholder proposal from its proxy statement.[1]

**Summary of the Action**

1. Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") governs the submission of shareholder proposals for inclusion in a company's proxy statement and the bases on which companies may properly exclude such proposals. *See* 17 C.F.R. § 240.14a-8. Because Defendants' proposal falls within the express grounds on which proposals may be excluded under Rule 14a-8, and because Defendants have not otherwise

[1] As explained in more detail below, Defendant Chevedden has attempted to submit a shareholder proposal purportedly on behalf of Defendants McRitchie and Young. Although WCN herein at times refers to the proposal as "Defendants' proposal" or "their proposal" for convenience, as explained in more detail below neither Defendant McRitchie nor Defendant Young actually expressed support for the proposal at issue. WCN, in using the terms "Defendants' proposal" or "their proposal" for convenience, does not concede otherwise.

complied with Rule 14a-8, the proposal may be excluded from WCN's proxy statement. WCN must draft, finalize and mail to shareholders its proxy statement in advance of its annual meeting scheduled for June 14, 2013. These timing and logistical constraints cause WCN to seek a declaration from this Court as soon as is practicable that the proposal may be excluded from its proxy statement.

**Parties**

2. Plaintiff WCN is a Delaware corporation, with its principal office and place of business in The Woodlands, Texas.

3. Defendant Chevedden is an individual residing in Redondo Beach, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

4. Defendant McRitchie is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

5. Defendant Young is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

**Jurisdiction and Venue**

6. This Court has federal question jurisdiction over this matter under 28 U.S.C. § 1331. This Court also has diversity jurisdiction over this matter under 28 U.S.C. § 1332 because there is complete diversity between Plaintiff and Defendants. This Court also has jurisdiction over this matter under § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, because the acts or transactions complained of may be enforced in this district, and

because Defendants have transacted business in this district with respect to the matters at issue in this lawsuit.

7. This Court has the power to grant declaratory relief under 28 U.S.C. § 2201. There is an actual controversy between WCN and Defendants. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, has sought the inclusion of a proposal in WCN's proxy statement for its upcoming annual meeting of stockholders, even though the proposal is properly excluded according to the express text of Rule 14a-8 and Defendants have failed to comply with numerous requirements of the applicable proxy rules, including failing to provide the required proof of ownership that is a prerequisite to including a proposal in a proxy statement.

8. Personal jurisdiction and venue are proper in this district because Defendants directly, intentionally and repeatedly have transacted business in this district that is central to the issues in this lawsuit. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, sent numerous letters and e-mails to WCN in this district seeking to influence how WCN conducts business in this district. Defendant Chevedden, purportedly on behalf of the other Defendants, seeks consideration of a shareholder proposal at WCN's next annual shareholder meeting on June 14, 2013, which will be held in this district. Defendants have therefore sought to influence how WCN conducts its business in this district despite failing to comply with the applicable proxy rules or demonstrating the requisite ownership of WCN shares. A substantial part of the events giving rise to, and at issue in, this lawsuit occurred in this district.

## Facts

**A. Plaintiff WCN**

9. WCN is an integrated waste services company that provides, among other services, solid waste collection, transfer, disposal and recycling service to more than two million residential, commercial, industrial and exploration and production customers through a network of operations in 31 states. WCN's common stock is traded on the New York Stock Exchange.

**B. Defendant Chevedden**

10. Defendant Chevedden does not appear to own a single share of WCN stock.

11. He does, however, submit more shareholder proposals to U.S. corporations than anyone in history. In one recent 10-year period, for example, Defendant Chevedden accounted for 879 proposals considered by the staff of the U.S. Securities and Exchange Commission ("SEC") in no-action letters, while *everyone else in the world* accounted for 6,958 such proposals. In other words, over the course of a decade, Defendant Chevedden—all by himself—managed to account for more than 11% of the SEC's total no action letters on shareholder proposals. No other shareholder (whether an individual or an institution) even comes close to this volume—or the burden it imposes on the companies required to consider, evaluate and, where appropriate (as here), seek to exclude such shareholder proposals.

12. Despite—or perhaps because of—the sheer volume of Defendant Chevedden's shareholder proposals, he frequently fails to comply with the express requirements for such proposals, as set forth in Rule 14a-8, and, as a result, his proposals are routinely excluded from companies' proxy statements. As one company, Intel Corp., explained to the SEC in excluding one of Defendant Chevedden's proposals: "Mr. Chevedden and his tactics are well-known in

the stockholder proposal community. . . . [W]e are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules." *Intel Corp., SEC No-Action Letter (2004-2011)*, Fed. Sec. L. Rep. (CCH) ¶ 76,074, Letter from R. Mueller to SEC Div. of Corp. Fin. at 3 (Mar. 13, 2009).[2]

13. Defendant Chevedden's current proposal—which he attempts to submit based on the purported ownership of WCN shares by Defendants McRitchie and Young—similarly disregards the SEC's shareholder proposal rules.

**C. The Now-Abandoned November 27, 2012 Proposal**

14. On November 27, 2012, Defendant Chevedden sent an e-mail to WCN. Attached to that e-mail was a letter dated November 27, 2012, from Defendant McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 ***
> *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(Emphases added.)

[2] SEC no-action letters regarding shareholder proposals pursuant to Rule 14a-8 since 2007 are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.

15. Attached to Defendant McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012], 4* Special Shareholder Meeting Right" (the "November 2012 Proposal"). The November 2012 Proposal sets forth the following proposal: "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholder meeting."

16. The November 2012 Proposal was quickly abandoned and replaced with another proposal.

**D. The New December 6, 2012 Proposal**

17. On December 6, 2012, Defendant Chevedden sent another e-mail to WCN. Attached to that e-mail was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). The Revised November 27, 2012 Letter does not reflect a new signature from Defendant McRitchie. Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal through a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012], Proposal 4* -- Elect Each Director Annually" (the "December 2012 Proposal"). The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]."

18. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Accordingly, by submitting the

December 2012 Proposal, Defendant Chevedden abandoned, by operation of law, the November 2012 Proposal. The December 2012 Proposal is riddled with substantive and procedural deficiencies, as explained further below.

### E. The December 2012 Proposal May Be Excluded From WCN's Proxy Materials Under Rule 14a-8

19. The December 2012 Proposal has at least four deficiencies, each of which independently warrants its exclusion from WCN's proxy materials.

#### 1. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

20. Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. One such basis is in Rule 14a-8(i)(8)(ii), which provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what Defendants' December 2012 Proposal would do. It is excludable on this basis alone.

21. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). Defendants' December 2012 Proposal seeks to cut short the terms of many of WCN's directors. It expressly would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (Emphasis added.) Indeed, if implemented following WCN's 2013 annual meeting, as Defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and

would also cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting.

22. The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Defendant Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *his own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"). The same result is warranted here.

23. WCN is therefore entitled to a declaratory judgment that the December 2012 Proposal may be excluded from its proxy statement.

### 2. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," as Attempted Here

24. Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." Section (h) is the only section of Rule 14a-8 that allows a

shareholder to appoint a representative to act on his or her behalf, and it is only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

25. Nevertheless, that is what Defendants try to do here. Defendant McRitchie attempts in the November 27, 2012 Letter to give "my proxy for [Defendant] John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." This so-called "proxy" would permit Defendant Chevedden to designate yet another, unidentified person—including persons unknown to Defendant McRitchie—to advance proposals to WCN on Defendant McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

26. Making matters worse, the so-called proxy on which Defendant Chevedden relies in advancing the December 2012 Proposal does not actually authorize him to do so. *No* evidence has been provided to WCN (documentary or otherwise) demonstrating that Defendant McRitchie actually supports the December 2012 Proposal. The Revised November 27, 2012 Letter is merely a copy of the original November 27, 2012 Letter and was attached by Defendant Chevedden to the December 2012 Proposal. It says nothing about Defendant McRitchie's views on the December 2012 Proposal. Although the November 27, 2012 Letter (both in its original and revised forms) supposedly permits Defendant Chevedden to make a "modification" of the November 2012 Proposal, the December 2012 Proposal is not merely a "modification." Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) than the November 2012 Proposal (shareholders' ability to call a

special meeting), it is a brand new proposal. Defendant Chevedden submitted it on behalf of Defendant McRitchie without any documented authority to do so.

27. The problems with this "proxy proposal by proxy" approach run deeper still. Defendant Young—who, as explained below, may have some unspecified ownership interest in the same WCN shares as Defendant McRitchie—has never signed *any* document or otherwise expressed *any* support for *either* the November 2012 Proposal or the December 2012 Proposal. There is, therefore, no way of knowing what (if any) proposal she supports.

28. Accordingly, even if Rule 14a-8 permits the sort of "shareholder proposal by proxy" scheme that Defendant Chevedden relies upon here—which it does not—it necessarily would require the shareholder to grant a proxy that actually authorizes the proposal advanced on his or her behalf. Here, nothing in the November 27, 2012 Letter (original or revised) establishes that Defendant McRitchie or Defendant Young have authorized Defendant Chevedden to submit the December 2012 Proposal to WCN.

29. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

**3. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals**

30. Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that

stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials.

31. Defendants did not meet this deadline. At no time on or before the December 6, 2012 deadline did Defendants submit the December 2012 Proposal signed by *either* Defendant McRitchie or Defendant Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. As noted above, the Revised November 27, 2012 Letter was received on December 6, 2012, but it is merely a copy of the earlier November 27, 2012 Letter with a handwritten notation, not a new signature from Defendant McRitchie and not attached to the December 2012 Proposal—there is thus no indication that he supports the December 2012 Proposal at all (much less by the December 6, 2012 deadline). The only purported signatures WCN received from Defendant Young were, as detailed below, dated "12/12/2012" and "12/20/2012" —well past the December 6, 2012 deadline—and, in any case, those signatures also were not attached to the December 2012 Proposal, and thus fail to express any support for it.

32. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on Defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2).

**4. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)**

33. Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

34. Importantly, the November 2012 Proposal was the *second proposal* that Defendants Chevedden and McRitchie submitted to WCN. The first was in 2011. However, the alleged proofs of ownership they produced in 2011 and 2012 were materially different and inconsistent, thus raising significant unanswered questions regarding whether Defendants possess the requisite ownership of WCN shares to advance a shareholder proposal.

35. In December 2011, Defendant Chevedden submitted a Rule 14a-8 proposal to WCN, also on behalf of Defendant McRitchie (the "2011 Proposal"). The 2011 Proposal was to eliminate supermajority voting rights from WCN's charter and bylaws. To satisfy the ownership requirements of Rule 14a-8(b) in connection with the 2011 Proposal, on December 29, 2011, Defendant Chevedden sent to WCN an e-mail attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Defendant McRitchie (the "2011 TD Ameritrade Letter") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in *** FISMA & OMB Memorandum M-07-16 ***." The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Defendant Young. The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. Nevertheless, WCN determined not to exclude the 2011 Proposal, which accordingly was included in WCN's 2012 proxy materials and voted on at WCN's 2012 annual meeting.

36. With respect to their November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Defendant Chevedden sent an e-mail to WCN attaching another letter from TD Ameritrade, this one dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, addressed to *both* Defendant McRitchie *and* Defendant Young (the "2012 TD Ameritrade Letter") stating in part: "Pursuant

to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in FISMA & OMB Memorandum M-07-16 The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. As explained further below, the 2012 TD Ameritrade Letter is materially different from, and inconsistent with, the 2011 TD Ameritrade Letter in numerous other ways.

37. With respect to their December 2012 Proposal, as proof of ownership Defendants Chevedden and McRitchie attempted to rely upon the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal.

**a. WCN's First Deficiency Notice to Defendants**

38. On December 11, 2012, WCN sent a letter to Defendant Chevedden setting forth the deficiencies in Defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). The First Deficiency Notice explained:

> In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

39. The First Deficiency Notice went on to explain that the 2012 TD Ameritrade Letter did not satisfy these requirements for several reasons. The 2012 TD Ameritrade Letter was addressed to both Defendant McRitchie and Defendant Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by Defendants. It is unclear what ownership relationship over the WCN shares exists between Defendant McRitchie and Defendant Young. To the extent that

Defendant McRitchie and Defendant Young are co-owners of the WCN shares, the First Deficiency Notice explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares."

40. In addition, the First Deficiency Notice pointed out that "a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist, TD Ameritrade (the '2011 TD Ameritrade letter') proffered in connection with the proposal submitted by you [Defendant Chevedden] on behalf of [Defendant] McRitchie for inclusion in the Company's 2012 proxy statement [the 2011 Proposal] reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade account ending ***FISMA & OMB Memorandum M-07-16*** These inconsistencies included the following:

> The 2011 TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the account ending ***FISMA & OMB Memorandum M-07-16*** since November 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the account ending ***FISMA & OMB Memorandum M-07-16*** since December 29, 2003. These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b).

41. The First Deficiency Notice further explained what Defendant Chevedden and Defendant McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending ***FISMA & OMB Memorandum M-07-16*** referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(Brackets in original.)

42. The First Deficiency Notice finally explained that, unless the deficiencies were corrected, Defendants' December 2012 Proposal would be excluded from WCN's proxy statement:

> Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you receive this letter. . . . Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

**b. Defendant Chevedden's Response to the First Deficiency Notice**

43. On December 13, 2012, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie), purporting to respond to the First Deficiency Notice. Rather than provide the information requested, or in the format suggested by the SEC Staff, Defendant Chevedden' e-mail asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2,000 in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it.

44. This version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal—and includes an additional typed date ("12/12/2012") next to the new signature. As a result,

even if the handwriting on the letter were Defendant Young's signature (which is not at all clear), there would be no way of knowing what—if any—shareholder proposal she supported. The December 13, 2012 e-mail from Defendant Chevedden does not address any other deficiencies described in the First Deficiency Notice, including the inconsistencies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter.

**c. WCN's Second Deficiency Notice to Defendants**

45. On December 18, 2012, WCN sent a letter to Defendant Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). The Second Deficiency Notice stated that Defendant Chevedden's December 13, 2012 email "did not adequately address the deficiencies raised by the Company." It explained that Defendants' response "does not adequately address why the holding periods [of WCN stock] between the two letters [from TD Ameritrade] is so radically different or how Myra K. Young could have been the co-owner of shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter."

46. It further explained that "[w]e continue to believe that only an original letter from TD Ameritrade . . . can satisfactorily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year."

47. The Second Deficiency Notice questioned the authenticity of the photocopy of the signature of Defendant Young. Although not required to give Defendants another

opportunity to cure their deficiencies, the Second Deficiency Notice does so by asking, again, for an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. If these deficiencies were not cured, WCN explained that the December 2012 Proposal would be excluded from WCN's proxy.

**d. Defendant Chevedden's Response to the Second Deficiency Notice**

48. On December 26, 2012, one day after the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie) attaching another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Defendant Young and a signature from Defendant McRitchie (both of which were dated "12/20/2012"). As with the document transmitted by Defendant Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal. As a result, even if the handwriting on the letter were Defendant Young's signature, there would be no way of knowing what—if any—shareholder proposal she supported. Moreover, once again, there was no explanation of why Defendant Young's name appears on the 2012 TD Ameritrade Letter but not on the 2011 TD Ameritrade Letter, and no indication of what proposal (if any) Defendant Young purportedly supports. Nor did the correspondence address any of the other concerns expressed in the First Deficiency Notice and the Second Deficiency Notice. No original letter from TD Ameritrade was ever provided.

49. On January 1, 2013, Defendant Chevedden sent an e-mail to WCN (again apparently with a copy to Defendant McRitchie) stating: "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concerns. Please let me know if

there is any further question." No further information or documentation has been provided by Defendants.

**e. Defendants' Proof of Ownership is Inconsistent and Does Not Satisfy the Requirements of Rule 14a-8(b)**

50. Defendants have not provided adequate proof of ownership under Rule 14a-8(b). Indeed, their repeated refusal to respond to simple requests that would establish their ownership under Rule 14a-8(b), or to explain material inconsistencies in their proffered proof of ownership, further underscores the conclusion that they have not, and cannot, meet the ownership requirements.

51. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

**Declaratory Judgment**

52. In accordance with 28 U.S.C. § 2201, an actual controversy exists between WCN and Defendants.

53. For the reasons set forth above, Defendants have not complied with the requirements of Rule 14a-8. Rule 14a-8(f) provides that, with respect to certain procedural deficiencies, "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." There is, however, no requirement that a company notify a shareholder of a deficiency if the deficiency cannot be corrected.

54. The majority of Defendants' deficiencies could not be corrected: the proposal's impermissible attempt to cut short the terms of existing directors, the unauthorized proxy for Defendant Chevedden to submit the December 2012 Proposal, and the missed deadline for submitting the proposal.

55. With respect to the deficiencies that potentially could have been corrected—Defendants' inadequate and inconsistent proof of ownership—WCN did notify Defendants through the First Deficiency Notice and the Second Deficiency Notice. Defendants never corrected those deficiencies.

56. WCN must file its preliminary proxy statement no later than April 25, 2013. WCN's annual meeting is scheduled to occur on June 14, 2013, and the final proxy materials for such meeting must be prepared, assembled, filed and mailed to shareholders 40 days in advance of that meeting. In addition, at least 10 days prior to mailing, WCN must file a preliminary proxy statement with the SEC under Rule 14a-6(a). Given the time required to prepare, assemble and file the necessary proxy materials, WCN needs to know as soon as is practicable whether it may exclude the November 2012 and the December 2012 Proposal from its proxy materials and, accordingly, WCN seeks from this Court a declaratory judgment to that effect.

**Relief Sought**

57. WCN requests that this Court declare that WCN properly may exclude the November 2012 Proposal and December 2012 Proposal from WCN's proxy materials under Rule 14a-8. WCN also requests judgment against Defendants for its costs, including attorneys' fees and expenses, and such other and further relief as the Court may deem just and proper.

Dated: January 24, 2013

Respectfully submitted,

/s/ Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
E-mail: andrew.fossum@lw.com

Jeff G. Hammel, *pro hac vice* to be filed
Jason A. Kolbe, *pro hac vice* to be filed
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
E-mail: jeff.hammel@lw.com
E-mail: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

# CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

**I. (a) PLAINTIFFS**
Waste Connections, Inc.

**DEFENDANTS**
John Chevedden, James McRitchie and Myra K. Young

(b) County of Residence of First Listed Plaintiff: Montgomery County, Texas
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant: Los Angeles County, California
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Andrew J. Fossum, Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, (713) 546-5400

Attorneys (If Known)

**II. BASIS OF JURISDICTION** (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

**III. CITIZENSHIP OF PRINCIPAL PARTIES** (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

| | PTF | DEF | | PTF | DEF |
|---|---|---|---|---|---|
| Citizen of This State | ☐ 1 | ☐ 1 | Incorporated or Principal Place of Business In This State | ☐ 4 | ☐ 4 |
| Citizen of Another State | ☐ 2 | ☐ 2 | Incorporated and Principal Place of Business In Another State | ☐ 5 | ☐ 5 |
| Citizen or Subject of a Foreign Country | ☐ 3 | ☐ 3 | Foreign Nation | ☐ 6 | ☐ 6 |

**IV. NATURE OF SUIT** (Place an "X" in One Box Only)

**CONTRACT**
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

**REAL PROPERTY**
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

**TORTS**

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

**CIVIL RIGHTS**
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

**PRISONER PETITIONS**
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

**FORFEITURE/PENALTY**
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

**LABOR**
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

**IMMIGRATION**
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

**BANKRUPTCY**
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

**PROPERTY RIGHTS**
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

**SOCIAL SECURITY**
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

**FEDERAL TAX SUITS**
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

**OTHER STATUTES**
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

**V. ORIGIN** (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

**VI. CAUSE OF ACTION**

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 28 U.S.C. § 2201; 17 C.F.R. § 240.14a-8

Brief description of cause: Request for declaratory judgment authorizing Plaintiff to exclude Defendants' shareholder proposal from 2013 proxy materials.

**VII. REQUESTED IN COMPLAINT:** ☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $

CHECK YES only if demanded in complaint: JURY DEMAND: ☐ Yes ☒ No

**VIII. RELATED CASE(S) IF ANY** (See instructions): JUDGE Judge Lee H. Rosenthal DOCKET NUMBER 4:12-cv-00137, 4:11-cv-00196

DATE 1/24/13

SIGNATURE OF ATTORNEY OF RECORD /s/ Andrew J. Fossum

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE SOUTHERN DISTRICT OF TEXAS**
**HOUSTON DIVISION**

| | | |
|---|---|---|
| WASTE CONNECTIONS, INC., | ) | Civil Action: 4:13-cv-00176 |
| Plaintiff, | ) | |
| v. | ) | |
| JOHN CHEVEDDEN<br>JAMES McRITCHIE and<br>MYRA K. YOUNG, | ) | |
| Defendants. | ) | |

**PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT**

Andrew J. Fossum
Attorney-in-Charge
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

February 22, 2013

# TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES ........ ii

Nature and Stage of the Proceeding ........ 1

Issue to Be Decided ........ 1

Standard of Review ........ 1

Summary of the Argument ........ 2

FACTUAL BACKGROUND ........ 3

A. Parties ........ 3

1. Plaintiff WCN ........ 3
2. Defendants ........ 4

B. Defendants' Proposals Submitted to WCN ........ 5

1. The December 2011 Proposal ........ 5
2. The Now-Abandoned November 27, 2012 Proposal ........ 5
3. The New December 6, 2012 Proposal ........ 7

C. WCN's Deficiency Notices and Responses From Mr. Chevedden ........ 8

1. WCN's First Deficiency Notice ........ 8
2. Mr. Chevedden's response to the First Deficiency Notice ........ 9
3. WCN's Second Deficiency Notice to Defendants ........ 10
4. Mr. Chevedden's Responses to the Second Deficiency Notice ........ 10

ARGUMENT ........ 11

I. THE DECEMBER 2012 PROPOSAL MAY BE EXCLUDED FROM WCN'S PROXY MATERIALS BECAUSE IT IS DEFECTIVE UNDER RULE 14A-8 ........ 12

A. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire ........ 13

B. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," Nor to Grant Proxy Authority in Violation of Applicable State Law, as Attempted Here ........ 14

C. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals ........ 16

D. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b) ........ 18

CONCLUSION ........ 20

## TABLE OF AUTHORITIES

### CASES

*ACE Am. Ins. Co. v. M-I, L.L.C.*,
699 F.3d 826 (5th Cir. 2012) .......... 2

*Apache Corp. v. Chevedden*,
696 F. Supp. 2d 723 (S.D. Tex. 2010) .......... passim

*Apache Corp. v. New York City Employees' Retirement System*,
621 F. Supp. 2d 444 (S.D. Tex. 2008) .......... 16

*Grimes v. Centerior Energy Corp.*,
909 F.2d 529 (D.C. Cir. 1990) .......... 12

*KBR Inc. v. Chevedden*,
776 F. Supp. 2d 415 (S.D. Tex. 2011) .......... passim

*KBR Inc. v. Chevedden*,
No. 4:11-cv-196, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011) .......... 3

*Lindner v. Am. Express Co.*,
No. 10 Civ. 2228(JSR)(JLC), 2011 WL 2581745 (S.D.N.Y. June 27, 2011) .......... 12

*Little v. Liquid Air Corp.*,
37 F.3d 1069 (5th Cir. 1994) .......... 2

*Paz v. Brush Engineered Materials, Inc.*,
555 F.3d 383 (5th Cir.2009) .......... 2, 11

*Realty Growth Inv. v. Council of Unit Owners*,
453 A.2d 450 (Del. 1982) .......... 16

*Roosevelt v. E.I. Du Pont de Nemours & Co.*,
958 F.2d 416 (D.C. Cir. 1992) .......... 12

### REGULATIONS

17 C.F.R. § 240.14a-8 (Rule 14a-8 under the Securities Exchange Act of 1934) .......... passim

### OTHER AUTHORITIES

Georgeson Inc., 2011 Annual Corporate Governance Review .......... 4

Georgeson Inc., 2012 Annual Corporate Governance Review .......... 4

*Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011)*
WSB File No. 0321201127 (CCH) .......... 13

SEC Division of Corporation Finance, Informal Procedures Regarding Shareholder Proposals ..... 12

*Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ..... 13

## RULES

Fed. R. Civ. P. 56(c)(2) ..... 2

Fed. R. Civ. P. 57 ..... 1

Plaintiff Waste Connections, Inc. ("WCN") files this motion for summary judgment against defendants John Chevedden, James McRitchie and Myra K. Young. WCN respectfully states as follows:

**Nature and Stage of the Proceeding**

WCN filed this case on January 24, 2013, seeking a declaratory judgment that the shareholder proposal defendants submitted to WCN may be excluded from its 2013 proxy statement pursuant to the rule governing such proposals, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

On February 1, 2013, defendants filed a motion to dismiss for lack of subject matter jurisdiction. On February 15, 2013, WCN filed its opposition to defendants' motion, and on February 21, 2013, defendants filed their reply. That motion has not been decided.

WCN now files this motion for summary judgment seeking a declaration that it may exclude defendants' proposal from its proxy materials. No discovery has been taken, and none is necessary for a judgment, as the material facts cannot reasonably be disputed. Because WCN must draft, finalize and mail to its shareholders a proxy statement by April 25, 2013, for an annual meeting on June 14, 2013, WCN will also shortly file a motion for a speedy hearing pursuant to Rule 57.

**Issue to Be Decided & Standard of Review**

**Issue to be Decided:** Whether WCN is entitled to summary judgment on its claim for a declaratory judgment that it can exclude defendants' shareholder proposal from its 2013 proxy materials as expressly permitted by Rule 14a-8, and because the proposal otherwise violates Rule 14a-8.

**Standard of Review:** "Under Rule 56, '[t]he court shall grant summary judgment if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law.'" *ACE Am. Ins. Co. v. M-I, L.L.C.*, 699 F.3d 826, 830 (5th Cir. 2012) (quoting Fed. R. Civ. P. 56(c)(2)). The existence of a "genuine dispute" cannot be satisfied by "some metaphysical doubt as to the material facts, by conclusory allegations, by unsubstantiated assertions, or by only a scintilla of evidence." *Little v. Liquid Air Corp.*, 37 F.3d 1069, 1075 (5th Cir. 1994) (internal citations and quotation marks omitted). Moreover, "[a] plaintiff should not be required to wait indefinitely for a trial when the defendant has a meritless defense that can be resolved on motion for summary judgment." *Id.* at 1076. Ultimately, "[a] genuine issue of material fact exists if the evidence is such that a reasonable jury could return a verdict for the non-moving party." *Paz v. Brush Engineered Materials, Inc.*, 555 F.3d 383, 391 (5th Cir. 2009) (internal quotation marks and citations omitted).

## Summary of the Argument

WCN seeks to exclude defendants' shareholder proposal from its proxy materials for its 2013 annual meeting. Rule 14a-8 sets forth the requirements for shareholder proposals, and the bases on which companies may properly exclude such proposals from proxy materials. *See* 17 C.F.R. § 240.14a-8, Appendix ("App.") A. Here, defendants' proposal may be excluded under Rule 14a-8 for four separate and independently sufficient reasons:

- The proposal seeks to cut short the terms of directors currently serving on WCN's board, an express ground for exclusion under Rule 14a-8(i)(8)(ii).
- Rule 14a-8 does not permit Mr. Chevedden (who owns no WCN shares) to advance a proposal based on a purported "proxy" from other purported shareholders.
- The proposal was submitted after the deadline specified in WCN's 2012 proxy statement.
- Defendants failed to demonstrate the necessary ownership of WCN stock to submit a proposal.

Accordingly, WCN is entitled to a declaratory judgment that the proposal may be excluded.

A court in this District has granted this exact relief to two other companies seeking to exclude proposals from Mr. Chevedden—a well-known shareholder activist—under nearly identical circumstances. In *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010), Judge Rosenthal granted Apache's request for a declaratory judgment that Mr. Chevedden's proposal could be excluded because he failed to present "timely and adequate proof" that he met the stock ownership threshold in Rule 14a-8. *Id.* at 724. Similarly, in *KBR Inc. v. Chevedden*, 776 F. Supp. 2d 415 (S.D. Tex. 2011) ("*KBR I*"), the court reached the same conclusion where Mr. Chevedden again did not "timely submit" any document sufficient to establish the requisite ownership. *Id.* at 432; *see KBR Inc. v. Chevedden*, Civ. Action No. 4:11-cv-196, 2011 WL 1463611, at *1-2 (S.D. Tex. Apr. 4, 2011) ("*KBR II*") (granting summary judgment to KBR in part for reasons set forth in *KBR I*), App. B. Here, judgment in WCN's favor is even more appropriate, because defendants' proposal is flawed in even *more* ways than Mr. Chevedden's proposals to Apache and KBR.

This motion for summary judgment turns solely on legal issues and material facts that cannot reasonably be disputed. Accordingly, for the reasons more fully explained below, WCN seeks summary judgment declaring that defendants' proposal may be excluded from its 2013 proxy statement.

## FACTUAL BACKGROUND

### A. Parties

#### 1. Plaintiff WCN

WCN is an integrated waste services company. *See* Waste Connections, Inc., Schedule 14A (Apr. 6, 2012) ("WCN Sch. 14A"), Exhibit ("Ex.") A to the Affidavit of Patrick J. Shea dated February 22, 2013 ("Shea Aff."), App. H. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. (*See id.* at 4.) In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). (*See id.* at 4.)

WCN's 2012 proxy materials expressly required that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in proxy materials for WCN's 2013 annual meeting. (*See id.* at 58.)

**2. Defendants**

Mr. Chevedden does not contend that he owns a single share of WCN stock. (*See* Shea Aff ¶ 13 (indicating that WCN received no materials other than the ones discussed below, which do not include any assertion that Chevedden owns WCN stock).) He is, however, apparently the most prolific shareholder activist for U.S. corporations in history. In 2011, Mr. Chevedden personally made 30 out of all 240 Rule 14a-8 proposals nationwide, and in 2012, he made 37 out of all 207 proposals. *See* Georgeson Inc., 2011 Annual Corporate Governance Review, Fig. 16 at 31-34; Georgeson Inc., 2012 Annual Corporate Governance Review, Fig. 16 at 34-37, (together, the "Georgeson Reports"), App. C. Thus, over these two years, Mr. Chevedden made 67 proposals, out of a total of 447 proposals by all other shareholders in the world. In other words, Mr. Chevedden—all by himself—managed to account for nearly 15% of Rule 14a-8 proposals in the U.S. for this two-year period.[1] Here, as explained below, Mr. Chevedden purports to submit a shareholder proposal to WCN on behalf of Mr. McRitchie and possibly Ms. Young.

[1] In fact, this percentage is likely much higher. The numbers above account only for proposals submitted in Mr. Chevedden's name, and exclude other proposals he has made supposedly on behalf of individuals like Mr. McRitchie.

## B. Defendants' Proposals Submitted to WCN

### 1. The December 2011 Proposal

It is important to understand that, more than a year ago, in December 2011, Mr. Chevedden submitted a Rule 14a-8 proposal to WCN on behalf of Mr. McRitchie (the "2011 Proposal"). Rule 14a-8(b) requires a shareholder to have "continuously held $2,000 in market value, or 1%" of the securities to be voted on through the date of the shareholder meeting for at least a year. 17 C.F.R. § 240.14a-8(b)(2). To attempt to satisfy these ownership requirements, on December 29, 2011, Mr. Chevedden sent to WCN an email attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Mr. McRitchie (the "2011 TD Ameritrade Letter"). (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** [Chevedden's email address] to Pat Shea re: "[spam] Rule 14a-8 Proposal (WCN) tdt," Dec. 29, 2011, attaching 2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in FISMA & OMB Memorandum M-07-16 (2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Ms. Young. (*See id.*) The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. (*See id.*)

WCN included the 2011 Proposal in its 2012 proxy materials. (*See* WCN Sch. 14A, Shea Aff. Ex. A.) As explained below, this earlier proposal, and the proof of ownership submitted with it, are inconsistent with the proof submitted for their current proposal.

### 2. The Now-Abandoned November 27, 2012 Proposal

The following year, on November 27, 2012, Mr. Chevedden sent an email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Nov. 27, 2012, Shea Aff. Ex. C.) Attached to that email was a letter dated November

27, 2012, from Mr. McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). (*See* Shea Aff. Ex. C.) That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(*Id.* (emphasis added).)

Attached to Mr. McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012] 4* – Special Shareholder Meeting Right" (the "November 2012 Proposal"). (*See* Shea Aff. Ex. C.) The November 2012 Proposal sets forth the following proposal:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

(*Id.*)

With respect to the November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Mr. Chevedden sent an email to WCN attaching a different letter from TD Ameritrade than the 2011 TD Ameritrade Letter. (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** to Pat Shea re: "Rule 14a-8 Proposal (WCN) tdt," Nov. 28, 2012, Shea Aff. Ex. D.) This new letter, dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, was addressed to *both* Mr. McRitchie *and* Ms. Young (the "2012 TD Ameritrade Letter"). (*See* Shea Aff. Ex. D.) The 2012 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in *** FISMA & OMB Memorandum M-07-16 *** (*Id.*) The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. (*See id.*) As explained below, the 2012 TD Ameritrade Letter is materially inconsistent with the 2011 TD Ameritrade Letter.

The November 2012 Proposal was quickly abandoned and replaced with another proposal.

**3. The New December 6, 2012 Proposal**

On December 6, 2012, Mr. Chevedden sent another email to WCN. (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** to Pat Shea re: "Rule 14a-8 Proposal (WCN)**," Dec. 6, 2012, Shea Aff. Ex. E.) Attached to that email was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). (*See* Shea Aff. Ex. E.) The Revised November 27, 2012 Letter does not reflect a new signature from Mr. McRitchie. (*See id.*) Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012] Proposal 4* – Elect Each Director Annually" (the "December 2012 Proposal"). (*See* December 2012 Proposal, Shea Aff. Ex. E.) The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]." (*Id.*)

With respect to their December 2012 Proposal, neither Mr. Chevedden nor the other defendants submitted any additional proof of ownership. (*See id.* (lacking any stock ownership letter).) They thus rely on the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal. (*See id.*)

### C. WCN's Deficiency Notices and Responses From Mr. Chevedden

#### 1. WCN's First Deficiency Notice

On December 11, 2012, WCN sent a letter to Mr. Chevedden setting forth the deficiencies in defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). (*See* Shea Aff. Ex. F.) The First Deficiency Notice explained that the 2012 TD Ameritrade Letter did not adequately demonstrate defendants' ownership of WCN stock under Rule 14a-8(b) for several reasons. First, WCN pointed out that the 2012 TD Ameritrade Letter was addressed to both Mr. McRitchie and Ms. Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by defendants. (*See id.*) To the extent Mr. McRitchie and Ms. Young co-own the shares, WCN explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares." (*Id.* at 1-2.)

Second, the First Deficiency Notice pointed out the many discrepancies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter, which both purportedly related to the same account. (*See id.* at 2.) Specifically, WCN explained that the account holders, minimum numbers of shares, and holding periods each differed between the two letters. (*See id.*) "These inconsistencies," WCN stated, "have caused the Company to question the authenticity" of both letters and therefore to conclude "that the electronic copy of the 2012 TD

Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b)." (*Id.* at 2.)

Third, the First Deficiency Notice explained what Mr. Chevedden and Mr. McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending FISMA & OMB Memorandum M-07-16 referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:
>
> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(*Id.* (brackets in original)) The First Deficiency Notice finally advised that, unless the deficiencies were corrected, the December 2012 Proposal would be excluded from WCN's proxy statement. (*Id.* at 2-3.)

**2. Mr. Chevedden's Response to the First Deficiency Notice**

On December 13, 2012, Mr. Chevedden sent an email to WCN purporting to respond to the First Deficiency Notice, apparently with a copy to Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 13, 2012 ("December 13 Email"), Shea Aff. Ex. G.) However, rather than provide the information requested, or in the format suggested by the SEC Staff, Mr. Chevedden's email asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2000 [sic] in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the

December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it (the "December 13 Copy"). (*See* Shea Aff. Ex. G.) This version of the November 27, 2012 Letter does not attach *any* shareholder proposal, and includes an additional typed date ("12/12/2012") next to the new signature. (*See id.*) It therefore offered no indication that Ms. Young actually supported the December 2012 Proposal. The December 13 Email did not address any other deficiencies described in the First Deficiency Notice. (*See id.*)

**3. WCN's Second Deficiency Notice to Defendants**

On December 18, 2012, WCN sent a letter to Mr. Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). (*See* Shea Aff. Ex. H.) The Second Deficiency Notice stated that the December 13 Email did not explain any of the discrepancies between the two letters from TD Ameritrade. (*Id.*) The Second Deficiency notice also questioned the authenticity of the apparently-photocopied signature from "Myra Le Young" on the December 13 Copy. (*Id.* at 2.) Although not required to do so, the Second Deficiency Notice again indicated that WCN would accept an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. (*See id.*)

**4. Mr. Chevedden's Responses to the Second Deficiency Notice**

On December 26, 2012, one day *after* the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Mr. Chevedden sent another email to WCN, again apparently copying Mr. McRitchie. (*See* Email from ISMA & OMB Memorandum M-07- to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 26, 2012 (the "December 26 Email"), Shea Aff. Ex. I.) The email attached another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Ms. Young and a signature from Mr. McRitchie (both of which were dated "12/20/2012") (the "December 26 Copy"). (*See* Shea Aff. Ex. I.) As with the document transmitted by Mr. Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach any shareholder proposal. (*See id.*) It therefore provided no evidence that Ms. Young supports the December 2012 Proposal. (*See id.*)

On January 1, 2013, Mr. Chevedden sent an email to WCN, again apparently copying Mr. McRitchie. (*See* Email from ISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Jan. 1, 2013 (the "January 1 Email"), Shea Aff. Ex. J.) The January 1 Email stated, "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concern. Please let me know if there is any further question." (*Id.*)

No further information or documentation has been provided by defendants. (*See* Shea Aff. ¶ 13.)

## ARGUMENT

Defendants' proposal is riddled with flaws under Rule 14a-8, and may therefore be excluded from WCN's proxy materials. This case is ripe for summary judgment. WCN's motion hinges on clear legal principles and an established record from which no reasonable fact-finder could conclude that defendants satisfied Rule 14a-8. *See Paz*, 555 F.3d at 391. All of the material facts—the substance of defendants' proposal, the dates of submission, the contents of their purported proof of stock ownership, and the documents purporting to give Mr. Chevedden proxy power—appear on the face of documents provided to WCN by Mr. Chevedden, and are thus beyond any reasonable dispute. Nor can defendants offer any additional evidence at this point, even if it would be material to whether they *could* have met the requirements of Rule 14a-8 last year. As recognized in *Apache*, after the deadline for shareholder proposals has expired, further evidence regarding a proponent's qualifications is irrelevant. *Apache*, 696 F. Supp. 2d at 739 (declining to consider late-submitted proof of ownership from Mr. Chevedden). For these reasons, and as more fully explained below, WCN is now entitled to summary judgment on the merits.

## I. THE DECEMBER 2012 PROPOSAL MAY BE EXCLUDED FROM WCN'S PROXY MATERIALS BECAUSE IT IS DEFECTIVE UNDER RULE 14A-8

Rule 14a-8 sets forth substantive bases on which companies may exclude shareholder proposals. The SEC recognizes that "*[o]nly a court* such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials." SEC Division of Corporation Finance, Informal Procedures Regarding Shareholder Proposals (emphasis added), *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-informal-procedures.htm, App. D. Courts regularly allow companies to exclude proposals that fall within one of the forbidden categories in Rule 14a-8. *See, e.g., Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 532-33 (D.C. Cir. 1990) (allowing exclusion of proposal related to capital expenditure approvals under the ordinary business operations exclusion in 14a-8(i)(7) (formerly (c)(7)); *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416, 425 (D.C. Cir. 1992) (allowing exclusion of proposal related to discontinuing the production of certain chemicals under ordinary business exception); *Lindner v. Am. Express Co.*, No. 10 Civ. 2228(JSR)(JLC), 2011 WL 2581745, at *6 (S.D.N.Y. June 27, 2011) (allowing exclusion of proposal that related to a personal grievance and was thus forbidden under 14a-8(i)(4)), App. G.

The same result—exclusion of the defendants' proposals—is warranted here for four separate and independently sufficient bases under Rule 14a-8.[2]

[2] The November 2012 Proposal need not be included in WCN's proxy materials because it is no longer in effect. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c). Both proposals purport to be based on the same shares, those owned by Mr. McRitchie and possibly Ms. Young. (*See* 2012 TD Ameritrade Letter, Shea Aff. Ex. D; December 2012 Proposal, Shea Aff. Ex. E (lacking any additional proof of ownership other than the 2012 TD Ameritrade Letter submitted with the November 2012 Proposal).) Thus, the December 2012 Proposal necessarily nullified the November 2012 Proposal by operation of law—regardless of whether Mr. McRitchie or Ms. Young ever actually

### A. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

Rule 14a-8(i)(8)(ii) expressly permits companies to exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." 17 C.F.R. § 240.14a-8(i)(8)(ii). The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Mr. Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *Mr. Chevedden's own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Mr. Chevedden's proposal to require each director to stand for election annually), App. E; *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 8 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"), App. F.

Here, the December 2012 Proposal violates Rule 14a-8(i)(8)(ii). In any given year, the terms for WCN directors in one of three board "classes" expire, and the directors

supported (or even knew about) either proposal. *See* 17 C.F.R. § 240.14a-8(c). Defendants also concede that only the December 2012 Proposal is outstanding. (*See* Defendants' Motion and Supporting Memorandum to Dismiss for Lack of Subject Matter Jurisdiction at 4, *Waste Connections, Inc. v. Chevedden et al.*, No. 4:13-00176 (ECF No. 11) (Feb. 1, 2013) (stating that the "defendants' [sic] need not withdraw *their proposal*" (emphasis added)), Shea Aff. Ex. K.)

holding those terms stand for election, while directors in the other two classes continue to serve. (*See* WCN Sch. 14A at 4 (describing WCN's board structure), Shea Aff. Ex. A.) Defendants' proposal would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (December 2012 Proposal, Shea Aff. Ex. E (emphasis added).) It would thus prematurely end the current terms of many of WCN's directors. Indeed, if implemented following WCN's 2013 annual meeting, as defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and would cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting. (*See* WCN Sch. 14A at 4-5, Shea Aff. Ex. A.)

WCN is entitled to exclude the December 2012 Proposal from its proxy statement pursuant to the express terms of Rule 14a-8(i)(8)(ii). This alone is sufficient for summary judgment.

**B. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," Nor to Grant Proxy Authority in Violation of Applicable State Law, as Attempted Here**

Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." 17 C.F.R. § 240.14a-8(h). Section (h) is the only section of Rule 14a-8 that allows a shareholder to appoint a representative to act on his or her behalf, and, by its terms, it is *only* for the purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

Nevertheless, that is what defendants try to do here. In the November 27, 2012 Letter, Mr. McRitchie writes that he purports to give "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." (November 27, 2012 Letter, Shea Aff. Ex. C.) This so-called "proxy" would permit Mr. Chevedden to designate yet another, unidentified person—including persons unknown to Mr. McRitchie—to advance proposals to WCN on Mr. McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

The facts here illustrate the reasons for this limitation. Without it, companies would often confront exactly the type of ambiguity and confusion about the non-shareholder proponent's authority to submit a proposal present in this case. Supposedly in support of the December 2012 Proposal, Mr. Chevedden sent three separate copies of the November 27, 2012 Letter, but in none of these did anyone who actually owns WCN shares ever express support for the proposal.[3] Nor does the reference in the November 27, 2012 Letter to allowing Mr. Chevedden to make a "modification" of the November 2012 Proposal authorize the December 2012 Proposal. Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) (*see* December 2012 Proposal, Shea Aff. Ex. E) than the November 2012 Proposal (shareholders' ability to call a special meeting) (*see* November 2012 Proposal, Shea Aff. Ex. C), it is not a "modification," but a brand new proposal.

[3] The Revised November 27, 2012 Letter, which accompanied the December 2012 Proposal, had no new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The December 13 Copy also had no new signature from Mr. McRitchie, only an apparent photocopy of a signature from someone who may or may not be Ms. Young, and did not accompany *any* proposal. (*See* December 13 Copy, Shea Aff. Ex. G.) Likewise, although the December 26 Copy bore what appeared to be two original signatures, possibly from Mr. McRitchie and Ms. Young, it attached no proposal. (*See* December 26 Copy, Shea Aff. Ex. I.)

In any event, defendants' proposal violates Rule 14a-8(h) in yet another way because Mr. Chevedden has not demonstrated, as he must, that he has an adequate power of attorney under applicable state law. Rule 14a-8(h) requires that any party designated as a shareholder's proxy be "qualified under state law to present the proposal on your behalf." 17 C.F.R. § 240.14a-8(h). Under Delaware law, which applies to this question,[4] Mr. Chevedden would therefore need a "power of attorney" from a WCN shareholder, which is a "written authorization used to evidence an agent's authority to a third person." *Realty Growth Inv. v. Council of Unit Owners*, 453 A.2d 450, 454 (Del. 1982). The terms of a power of attorney must be "certain and plain," and powers of attorney are "strictly construed." *Id.* at 455. Here, however, *none* of the documents provided to WCN by Mr. Chevedden authorizes him to advance the December 2012 Proposal on behalf of Mr. McRitchie or Ms. Young. He clearly has not provided a power of attorney authorizing him to do so.

WCN is therefore entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement on the additional basis that it violates Rule 14a-8(h). *See* 17 C.F.R. § 240.14a-8(h).

### C. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." 17

[4] As used in Rule 14a-8, "state law" includes the law of the company's state of incorporation, which is Delaware in the case of WCN. *Cf. Apache Corp. v. New York City Employees' Retirement System*, 621 F. Supp. 2d 444, 449 (S.D. Tex. 2008) (looking to law of state of company's incorporation to interpret "ordinary business operations" exception in Rule 14a-8).

C.F.R. § 240.14a-8(e)(2). Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials. (*See* WCN Sch. 14A at 58, Shea Aff. Ex. A.)

Courts consistently enforce the submission deadline in Rule 14a-8(e)(2). Indeed, in *Apache*, the Court allowed the exclusion of a proposal from Mr. Chevedden in part because he provided untimely documentation. The Court stated that it "need not decide whether" a document provided after the deadline in Rule 14a-8(e)(2) "in combination with" an earlier letter could establish the requisite stock ownership under Rule 14a-8(b), because the document was not timely. *Apache*, 696 F. Supp. 2d at 739. Thus, the question of whether late-submitted documents *might* have allowed Mr. Chevedden to comply with Rule 14a-8, had he submitted them by the deadline, was irrelevant. *See also KBR I*, 776 F. Supp. 2d at 432 (allowing exclusion in part because Mr. Chevedden "has not timely submitted" documents that could prove ownership).

Defendants' failure to meet the Rule 14a-8(e)(2) deadline compels the same result in this case. At no time on or before the December 6, 2012 deadline did Mr. Chevedden submit the December 2012 Proposal signed by *either* Mr. McRitchie *or* Ms. Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. The Revised November 27, 2012 Letter attaching the December 2012 Proposal is merely a copy of the earlier November 27, 2012 Letter supporting the November 2012 Proposal, and lacks a new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The only purported signatures from Ms. Young were dated "12/12/2012" and

"12/20/2012"—well past the deadline—and in any event did not accompany *any* proposal.[5] (*See* December 13, 2012 Copy, Shea Aff. Ex. G; December 26, 2012 Copy, Shea Aff. Ex. I.) Thus, neither Mr. McRitchie nor Ms. Young expressed any support for the December 2012 Proposal by the deadline—nor indeed, at any time. The proposal may therefore be excluded from WCN's proxy materials. *See Apache*, 696 F. Supp. 2d at 739 (allowing exclusion and not considering untimely submissions); *see also KBR I*, 776 F. Supp. 2d at 432 (noting lack of timely proof of ownership).

For these reasons, WCN is also entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2). *See* 17 C.F.R. § 240.14a-8(e)(2).

### D. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." 17 C.F.R. § 240.14a-8(b). The burden to demonstrate ownership of sufficient shares falls on the shareholder, which must "prove [his] eligibility to the company." *Id.* § 240.14a-8(b)(2); *see Apache*, 696 F. Supp. 2d at 740 (company has no burden to verify alleged ownership for purposes of Rule 14a-8(b)).

---

[5] Although WCN did comply with the requirement in Rule 14a-8(f) to give Mr. Chevedden a 14-day cure period following a notice of deficiency, the failure to document that a shareholder even supports the proposal in the first place is not a curable defect listed in Rule 14a-8. These include only defects related to requirements for statements accompanying proposals, 14a-8(a), ownership requirements, 14a-8(b), number of proposals, 14a-8(c), and length of proposals, 14a-8(d). *See* 17 C.F.R. § 240.14a-8(f).

In both *Apache* and *KBR*, Judge Rosenthal held that Mr. Chevedden failed to carry his burden to demonstrate the requisite ownership. First, in *Apache*, Mr. Chevedden attempted to rely on a letter from an entity called RTS, which he described as a broker. *See Apache Corp.*, 696 F. Supp. 2d at 739-40. However, RTS was not the record owner of the securities, and was registered as an investment advisor, not a broker. *See id.* at 740. Mr. Chevedden refused Apache's request that he provide a statement from the registered owner, and instead suggested that Apache verify ownership of the shares. The court rejected this proposition and stressed that Apache was not required to verify Mr. Chevedden's allegations:

> Rule [14a-8] requires shareholders to "prove [their] eligibility." The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a [registered holders] list to provide independent verification of Chevedden's status as an Apache shareholder.

*Id.* at 739-40. Similarly, in *KBR*, Judge Rosenthal again concluded that a proposal from Mr. Chevedden could be excluded in part because he "submitted the same type of letter from RTS [that the] Court found insufficient in *Apache*." *KBR I*, 776 F. Supp. 2d at 432.

Like the RTS letters in those decisions, the only proof of ownership offered in this case is inherently unreliable, and therefore insufficient. Specifically, the 2011 TD Ameritrade Letter conflicts with the 2012 TD Ameritrade letter in terms of who owns the shares, what minimum amount(s) the owner(s) held, and for how long. (*Compare* 2011 TD Ameritrade Letter, Shea Aff. Ex. B (addressed only to Mr. McRitchie, specifying ownership of "no less than 300" shares since November 2010) *with* 2012 TD Ameritrade Letter, Shea Aff. Ex. D (addressed to Mr. McRitchie and Ms. Young, specifying ownership of "no less than 337 shares" since December 2003).) Based on the two letters, WCN cannot determine (i) whether

Mr. McRitchie and Ms. Young are co-owners of the shares, or have some other relationship; (ii) how Ms. Young could have some unspecified ownership interest in the shares from 2003 to 2012, yet not be mentioned at all as an owner for a period from 2010 through 2011; or (iii) how Mr. McRitchie (and possibly Ms. Young) could have held a minimum of 337 shares for a nearly nine-year period that includes the shorter period during which Mr. McRitchie had a minimum of only 300 shares.

Mr. Chevedden never answered these questions, despite receiving two opportunities to do so from WCN in the form of deficiency notices. (*See* First Deficiency Notice at 1, Shea Aff. Ex. F; Second Deficiency Notice, Shea Aff. Ex. H.) Nor did WCN ever receive any signed letter from the owner of the WCN shares in the format specified by the SEC, which WCN identified to Mr. Chevedden. (*See* First Deficiency Notice at 2, Shea Aff. Ex. F.) Defendants thus failed to carry their burden to "prove [their] eligibility to the company." 17 C.F.R. § 240.14a-8(b)(2). WCN had no independent obligation to investigate the details of the account identified in the TD Ameritrade letters. Instead, here, just as in *Apache*, "[i]t is not [the Company's] burden to investigate to confirm the [ownership] statements," or to attempt to obtain "independent verification" of defendants' holdings in WCN stock. *Apache*, 696 F. Supp. 2d at 740.

WCN is thus entitled to a declaratory judgment for the additional reason that the December 2012 Proposal does not comply with the requirements of Rule 14a-8(b).

## CONCLUSION

For the reasons stated above, WCN respectfully requests that this Court declare that WCN properly may exclude the November 2012 Proposal and the December 2012 Proposal from WCN's proxy materials under Rule 14a-8.

Dated: February 22, 2013

Respectfully submitted,

/s/Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

**CERTIFICATE OF SERVICE**

I certify that on February 22, 2013, this document, as well as the accompanying appendices, were electronically transmitted to the Clerk of Court using the ECF System, and true and correct copies were caused to be served in accordance with the Federal Rules of Civil Procedure via First Class Mail via the United States Postal Service upon:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*Defendant*

Mr. James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

*Defendant*

-and-

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

*Defendant*

/s/ Andrew J. Fossum
Andrew J. Fossum

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE SOUTHERN DISTRICT OF TEXAS**
**HOUSTON DIVISION**

| | | |
|---|---|---|
| WASTE CONNECTIONS, INC., | ) | |
| Plaintiff, | ) | Civil Action: 4:13-CV-00176-KPE |
| v. | ) | |
| JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, | ) | |
| Defendants. | ) | |

**ORDER DENYING DEFENDANTS' MOTION TO DISMISS AND GRANTING PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT**

On April 4, 2013, the Court held a hearing on (i) the motion to dismiss filed by Defendants John Chevedden, James McRitchie, and Myra K. Young on February 1, 2013 (ECF No. 11), and (ii) the motion for summary judgment filed by Plaintiff Waste Connections, Inc. ("WCN") on February 22, 2013 (ECF No. 15).

The Court has considered the parties' briefing on Defendants' motion to dismiss, as well as the arguments presented at the April 4, 2013 hearing. The Court finds that WCN has standing to pursue the declaratory relief it seeks and that Defendants' motion to dismiss should be DENIED.

WCN's motion for summary judgment is unopposed. Having considered WCN's motion for summary judgment, including its supporting evidence, the Court concludes that WCN has met its burden of demonstrating that there is no genuine dispute as to the material facts. The Court therefore finds that WCN's motion for summary judgment should be GRANTED.

Accordingly, it is ORDERED that Defendants' Motion is DENIED and WCN's Motion is GRANTED.

Therefore, it is ORDERED that the shareholder proposals submitted to WCN by Defendants on November 27, 2012, and December 6, 2012, may be excluded from WCN's proxy statement pursuant to 17 C.F.R. § 240.14a-8.

Signed at Houston, Texas on 3 June, 2013.



United States District Judge

# EXHIBIT F

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Arthur D. Levinson
Chairman of the Board
Apple Inc. (AAPL)
One Infinite Loop
Cupertino CA 95014

Dear Mr. Levinson,

I purchased stock in our company because I believed our company had even greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** ) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



8/28/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Bruce Sewell
Corporate Secretary
PH: 408 996-1010
FX: 408-253-7457
Gene Levoff <glevoff@apple.com>
Director, Corporate Law

[AAPL: Rule 14a-8 Proposal, August 30, 2012]

**4* – Executives To Retain Significant Stock**

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 33% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The Corporate Library/GMI, an independent investment research firm, expressed ongoing concern regarding our company's executive pay policies. For 2011, Mr. Timothy Cook's pay greatly increased; on the day that he formally replaced Mr. Jobs as the new CEO, Mr. Cook received a mega-grant of one million restricted stock units with a grant date value of over $376 million. Half the amount will vest five years from the grant date and the other half will vest ten years after the grant. Equity awards of this magnitude are extreme, and the lack of performance requirements for vesting is an additional concern.

Seven of the 10 director seats on our most important board committees were occupied by directors who received our highest negative votes (up to 18% in negative votes): Arthur Levinson, William Campbell, Millard Drexler and Al Gore. And 5 of these 10 seats were occupied by directors who had 12 or more years long tenure – a factor that makes independent oversight more difficult.

Please encourage our board to respond positively to this proposal for improved governance:

**Executives To Retain Significant Stock – Yes on 4.***

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



August 30, 2012

James McRitchie &
Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that since March 3, 2005, you have continuously held no less than 200 shares of AAPL – Apple Inc. Com in the above referenced TD Ameritrade Account. TD Ameritrade Clearing Inc. is the clearing house for TD Ameritrade. The DTC number for our clearing house is 0188.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Steven P. Jobs
Co-Founder
Apple Inc. (AAPL)
1 Infinite Loop
Cupertino CA 95014

Dear Mr. Jobs,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie August 23, 2011
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Bruce Sewell
Corporate Secretary
PH: 408 996-1010
FX: 408-253-7457
shareholderproposal@apple.com

[AAPL: Rule 14a-8 Proposal, August 31, 2011]

**3* – Shareholder Say on Director Pay**

Resolved: Shareholders request that our Board of Directors adopt a policy that provides shareholders the opportunity, at each annual meeting, to vote on an advisory proposal, prepared by the Board of Directors, to ratify the pay given members of our Board of Directors as disclosed in the proxy statement. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any pay given to any director.

The proxy advisory firms Institutional Shareholder Services and Glass Lewis each recommended that shareholders of at least one major company vote in favor of a 2011 shareholder proposal on this topic. A shareholder proposal with similarities to this proposal won 55%-support at a major company in 2010.

This proposal is similar to our management's proposal on this same ballot enabling us to cast a vote in regard to the pay of our executives. This shareholder proposal simply extends the voting opportunity to apply to our directors. Some of our directors are paid more than $1 million for work that may be completed in less than 400 hours per year – or $2500-plus per hour.

The merit of this Shareholder Say on Director Pay proposal should be considered in the context of the need for improvements in our company's 2011 reported corporate governance status:

One yes-vote was all it took to elect each of our directors. Two of our directors owned less than 200 shares each, including a member of our Audit committee. Two of our 7 directors were active CEOs – overextension concern.

Plus these two CEO directors were two-thirds of our Executive Pay Committee. And Mr. Timothy Cook's pay was $59 million.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Director Pay – Yes on 3.*

---

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

AMERITRADE
Holding Corporation

1005 North Ameritrade Place, Bellevue, NE 68005

August 31, 2011

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

RE: TD Ameritrade account

To Whom it May Concern:

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of August 31, 2011 you have continuously held:

No less than 100 shares of Apple (AAPL) stock since at least January 2001.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,



Heather Irvin
Corporate Actions and Dividends
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may digger from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.